UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No             X

BBVA
Creating Opportunities

JANUARY - JUNE 2023

BBVA
Garanti BBVA

6M23 - BBVA reports solid results | Net Attributable Profit €3,878 Mn

Excellent **core revenues evolution and activity growth**

NII + Fees	Lending activity
+32.9%	**+8.4%**
vs. 6M22 (constant €)	vs. Jun 2022[1]

1 Variation at constant exchange rates. Performing loans under management excluding repos.

At the top of the **profitability** and **efficiency** rankings[1]

Efficiency Ratio	ROTE	ROE
42.0%	**16.9%**	**16.2%**

1 European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UBS, UCG. Peers data are based on reported figures as of 3M23. BBVA data as of 6M23.

Cost of risk stability, in line with expectations

Cost of Risk
(cumulative)

1.04%

6M23

Strong **capital position**

CET1 fully-loaded

12.99%
Target range
11.5 - 12.0%
8.76%[1]
SREP requirement
Jun-23

TRANSFORMATION

New customers[1]

(BBVA Group, Million: % acquisition through digital channels)

TOTAL
MILLION
DIGITAL
2.6
3.6
3.4
4.1
5.3
5.4
11%
65%
6M18
6M19
6M20
6M21
6M22
6M23

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

SUSTAINABILITY

Sustainable Business*

(€Bn)

New target (2022)
€300Bn
€19Bn
Channeled in 2Q23
€169Bn
Channeled since 2018
Revised target (2021)
€200Bn
Initial target (2018)
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Member of Dow Jones Sustainability Indices | #1 FOR THIRD YEAR IN A ROW EUROPEAN BANKS RANKING

* **Note:** sustainable business channeling is considered to be any mobilization of funds, cumulatively, towards activities or clients considered to be sustainable in accordance with existing regulations, internal and market standards and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-06-23	Δ %	30-06-22	31-12-22

Balance sheet (millions of euros)

Total assets	762,456	6.7	714,726	712,092

Loans and advances to customers (gross)	380,949	5.4	361,311	368,588

Deposits from customers	402,344	6.6	377,540	394,404

Total customer funds	558,083	6.5	524,238	544,576

Total equity	52,568	7.8	48,757	50,517

Income statement (millions of euros)

Net interest income	11,410	33.6	8,538	19,124

Gross income	14,148	23.9	11,417	24,743

Operating income	8,209	28.4	6,393	14,042

Net attributable profit (loss)	3,878	31.1	2,957	6,358

Net attributable profit (loss) excluding non-recurring impacts (1)	3,878	22.8	3,159	6,559

The BBVA share and share performance ratios

Number of shares issued (million)	5,965	(6.6)	6,387	6,030

Share price (euros)	7.03	62.4	4.33	5.63

Adjusted earning (loss) per share (euros) (1)	0.63	25.7	0.50	1.04

Earning (loss) per share (euros) (1)	0.62	41.1	0.44	0.98

Book value per share (euros) (1)	8.23	9.1	7.54	7.78

Tangible book value per share (euros) (1)	7.84	9.1	7.19	7.43

Market capitalization (millions of euros)	41,949	51.7	27,657	33,974

Dividend yield (dividend/price; %) (1) (2)	6.1		7.2	6.2

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	16.2		14.3	14.4

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	16.9		15.0	15.1

Adjusted ROA (profit (loss) for the period / average total assets - ATA) (1)	1.13		0.98	0.99

Adjusted RORWA (profit (loss) for the period / average risk-weighted assets - RWA) (1)	2.40		2.07	2.12

Efficiency ratio (1)	42.0		44.0	43.2

Cost of risk (1)	1.04		0.81	0.91

NPL ratio (1)	3.4		3.7	3.4

NPL coverage ratio (1)	80		78	81

Capital adequacy ratios (%)

CET1 fully-loaded	12.99		12.45	12.61

CET1 phased-in (3)	12.99		12.56	12.68

Total ratio phased-in (3)	16.79		16.21	15.98

Other information

Number of active customers (million)	69.6	9.1	63.8	67.3

Number of shareholders	778,810	(5.2)	821,537	801,216

Number of employees	119,070	5.9	112,465	115,675

Number of branches	6,008	(0.9)	6,062	6,040

Number of ATMs	29,891	1.3	29,504	29,807

(1) For more information, see Alternative Performance Measures at the end of this report.

(2) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(3) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. As of June 30, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit of €3,878m in the first half of 2023, which represents an increase of 31.1% compared to the same period of the previous year, driven by the performance of recurring income from the banking business, mainly the net interest income.

These results include the recording for the estimated total annual amount of the temporary tax on credit institutions and financial credit institutions for €225m, included in the other operating income and expenses line of the income statement.

Operating expenses increased by 18.2% at Group level, largely impacted by the inflation rates observed in the countries in which the Group operates. Notwithstanding the above, thanks to the remarkable growth in gross income, higher than the growth in expenses, the efficiency ratio stood at 42.0% as of June 30, 2023, with an improvement of 468 basis points, in constant terms, compared to the ratio recorded 12 months earlier.

The provisions for impairment on financial assets increased (+38.2% in year-on-year terms and at constant exchange rates), with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in Mexico and South America, in a context of growth in activity.

Loans and advances to customers recorded an increase of 3.5% compared to the end of December 2022, strongly favored by the evolution of retail loans (+5.6% at Group level).

Customer funds increased 2.5% compared to the end of December 2022 thanks both to the growth in deposits from customers which increased by 2.0%, and to the increase in off-balance sheet funds (+3.7%).

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2022)

Business areas

As for the business areas evolution, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €1,231m in the first half of 2023, 53.6% higher than in the same period of the previous year, thanks to the dynamism of the net interest income, which boosted gross income growth.

–

In Mexico, BBVA achieved a net attributable profit of €2,614m by the end of the first half of 2023, representing an increase of 30.1% compared to the same period in 2022, mainly as a result of the notable growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

–

Turkey generated a net attributable profit of €525m during the first half of 2023, which compares very positively with the result reached in the first half of 2022, both periods reflecting the impact of the application of hyperinflation accounting. The accumulated result at the end of June 2023 reflects the positive impact of the revaluation for tax purposes of the real estate and other depreciable assets of Garanti BBVA AS which has generated a credit in corporate income tax expense, due to the higher tax base of the assets, amounting to approximately €205m.

–

South America generated a cumulative net attributable profit of €367m at the end of the first half of the year 2023, which represents a year-on-year increase of +22.6%, thanks to the good performance of recurring income (+65.7%) and the area’s NTI, which offset the increase in expenses, in a highly inflationary environment throughout the region, and the higher provisioning requirements for impairment on financial assets.

–

Rest of Business achieved a net attributable profit of €212m accumulated at the end of the first half of 2023, 68.3% higher than in the same period of the previous year, thanks to a favorable performance of recurring income, especially the net interest income, and NTI, which offset the increase in expenses in a context of higher inflation and normalization of loan-loss provisions.

5

The Corporate Center recorded in the first half of the year 2023 a net attributable profit of €-1,072m, compared with €-230m recorded in the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of better than expected currency performance, in particular the Mexican peso.

Lastly, and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €1,233m in the first half of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 47.9% on a year-on-year basis and reflects the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 1H23)

(1) Excludes the Corporate Center.

Solvency

The Group’s CET1 fully-loaded ratio stood at 12.99% as of June 30, 2023, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.76% at the date of release of this report)1, and also above the Group’s established target management range of 11.5-12.0% of CET1.

New Share Buyback Program

BBVA requested on July 27, 2023 to the European Central Bank the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the correspondent corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.

1 Includes the update of the countercyclical capital buffer calculated on the basis of exposure at end June 2023.

6

Sustainability

Channeling sustainable business2

SUSTAINABLE BUSINESS BREAKDOWN (PERCENTAGE. TOTAL AMOUNT CHANNELED 2018-JUNE 2023)

(1) In those cases where it is not feasible or there is not enough information available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the information available.

(2) Non-Project Finance and transactional banking activity.

(3) Bonds in which BBVA acts as bookrunner.

(4) Investment products art. 8 or 9 under Sustainable Finance Disclosure Regulation (SFDR) or similar criteria outside the European Union, managed, intermediated or marketed by BBVA. Includes, in Retail: structured deposits, insurance policies for electric vehicles and self-renting of electric vehicles, mainly; and in CIB and Enterprise: structured deposits, mainly.

BBVA Group has mobilized a total of approximately €169 billion in sustainable business between 2018 and June 2023, of which approximately 77% correspond to the area of promoting the fight against climate change, and the remaining 23% to promote inclusive growth. The channeled amount includes financing, intermediation, investment, off-balance sheet or insurance operations. These operations have contractual maturity or amortization dates, so the mentioned accumulated amount does not represent the amount recognized in the balance sheet.

During the first half of 2023, around €33 billion was mobilized, of which around €19 billion correspond to the second quarter of 2023. This channeling during the second quarter of 2023 represents an increase of about 30% compared to the same quarter of 2022 and a new quarterly record in sustainable business mobilization for the Group.

In this second quarter, the retail business has mobilized around €1.3 billion. The good behavior related to financial and social inclusion stands out, among which are worth mentioning the financing and the access to the financial system for vulnerable segments of the population, which grows by 85% in relation to the same period of the previous year. During this quarter, in the area of financial and social inclusion, €156m have been mobilized, the contribution of Mexico being relevant, which has channeled more than a third of this amount.

Between April and June 2023, the commercial business (enterprises) mobilized around €6.5 billion. The financing destined to promote or improve the energy efficiency of buildings stands out with €1,246m channeled in the quarter, which represents an increase of 114% compared to the same period of the previous year. In this section, the contribution of Spain is fundamental, advancing by 125%.

The corporate business has channeled during this quarter around €10.8 billion. The dynamism of the brokered bond market in which BBVA acts as bookrunner stands out, contributing €3,560m this quarter (25% more than in the same period of the previous year). Of this amount, €2,634m correspond to green bonds, which have experienced an increase of 91% compared to the same quarter of the previous year, offsetting the lower growth of other types. However, there have been signs of a slowdown in the field of sustainable corporate financing since the beginning of 2023, both in the long and short term.

Lastly, this quarter the BBVA Microfinance Foundation (FMBBVA), which is not part of the consolidated Group, has channeled around €400m to support vulnerable entrepreneurs with microcredits, experiencing an increase of 5% compared to the same quarter of the previous year.

2 Channeling sustainable business is considered to be any mobilization of financial flows, cumulatively, towards activities or clients considered sustainable in accordance with existing regulations, both internal and market standards and best practices. The foregoing is understood without prejudice to the fact that such mobilization, both initially and at a later time, may not be recorded on the balance sheet. To determine the amounts of channeled sustainable business, internal criteria based on both internal and external information are used.

7

Other actions carried out and awards received in sustainability matters

•	Issuance of the first blue bond in Colombia

BBVA, together with the International Finance Corporation (IFC), announced this quarter the issuance of the first blue bond in Colombia. This blue bond consists of a first tranche of USD50m, which will be destined to support initiatives related to the protection of the country’s water resources and, thus, preserve and protect aquatic biodiversity, conserving the sustainable use, management and protection of marine resources.

•	Advances in energy efficient products

During this quarter, BBVA has continued to promote energy efficiency solutions in order to accompany its customers in the transition to a more sustainable future, with the aim of reducing energy costs and carbon dioxide (CO2) emissions into the atmosphere.

Thus, in Spain, BBVA and the General Council of Property Administrators have agreed on collaborating to improve the energy efficiency of Spain’s housing stock. Thanks to this initiative, communities of owners of residential buildings built before 2007, and managed by property administrators registered in the General Council of Property Administrators, will be able to learn about financing solutions through BBVA, including loans with a maturity of up to 10 years.

Likewise, in Colombia, BBVA, in alliance with a brand of household appliances, has announced a new line of financing that promotes savings in energy consumption in Colombian households.

•	Investment in Just Climate

During this quarter, BBVA invested USD20m in Just Climate’s decarbonization fund (Just Climate CAF I), established by Generation Investment Management. Just Climate CAF I is a fund that invests in developing new large-scale technologies to reduce or eliminate emissions from industries that are difficult to decarbonize, such as cement and steel.

•	BBVA renews as a member of the NZBA steering committee.

BBVA has renewed its membership as the only Spanish bank on the steering committee of the Zero Net Emissions Banking Alliance (NZBA). This alliance, of which BBVA is a founding member since 2021, is the forum promoted by the United Nations that defines the reference framework for the decarbonization of the banking sector: a robust, science-based framework that supports the credibility of the voluntary commitments.

•	Global Finance Awards

This quarter BBVA has won several awards in different categories related to sustainability in the Global Finance magazine’s Sustainable Finance Awards 2023, including “Outstanding Financial Leadership in Sustaining Communities in 2023”, which highlights the Group’s commitment to contribute to a more inclusive future.

It has also been recognized by Global Finance as:

–	Outstanding bank in green bonds in Western Europe.

–	Outstanding Financial Leadership in Sustaining Communities in Latin America.

–	Leadership in ESG-related Loans in Latin America.

8

Macroeconomic environment

Recent global growth has generally been higher than expected by analysts, despite the moderating trend in recent quarters.

Economic activity has benefited from the faster than expected decline in energy prices, following the sharp increase observed after the outbreak of the war in Ukraine, as well as from the process of normalization of global supply chains and the dynamism of labor markets, which have contributed to the relative strength of private consumption and the service sector.

Lower energy prices and improvements in the production process bottlenecks have contributed to a reduction in headline inflation, which, in annual terms, reached 3.0% in the United States and 5.5% in the Eurozone in June. However, despite the recent slowdown in headline inflation, measures of core inflation continue to show no significant improvement.

Against this backdrop of still elevated inflationary pressures, central banks have continued to tighten monetary conditions. Although uncertainty is high, policy rates are likely to stay at restrictive levels, around 5.50% in the United States and 4.50% in the Eurozone, for a relatively long period of time. In addition, the reduction of central banks balance sheets in both regions, as well as the recent turmoil in the banking sector, are expected to contribute to the process of tightening of monetary conditions.

BBVA Research expects global growth to be 2.9% in 2023 (10 basis points higher than the previous forecast), after reaching 3.2% in 2022 and 6.1% in 2021. Recent activity data and the dissipation of supply shocks favor an upward revision of GDP forecasts for 2023 to 1.1% in the United States and 0.8% in the Eurozone (respectively 30 and 20 basis points higher than previously forecasted), while in China growth this year is most likely to be 5.7%, 50 basis points above the previous forecast mainly due to the positive impact of the easing of anti-COVID-19 policies at the beginning of 2023 and despite recent signs of moderation. Also, despite the upward revisions, the outlook for a slowdown in global growth remains, in a context where financial volatility is expected to remain relatively high and interest rates and inflation are expected to remain at higher than expected levels for a longer period.

Uncertainty remains high and a number of factors could determine the materialization of more negative scenarios than the one forecasted by BBVA Research. In particular, persistently high inflation and interest rates could generate a deep and widespread recession, as well as new episodes of financial volatility.

9

Group

Quarterly evolution of results

The result achieved by the BBVA Group in the second quarter of 2023 stood at €2,032m, 10.0% above the previous quarter with the following trends standing out:

–	The good performance of recurring income continues, that is, the sum of net interest income and net fees and commissions, which grew to 2.2% in the quarter.

–

The balance of the other operating income and expenses line, which includes the contribution to the Single Resolution Fund made in the second quarter of 2023 in Spain, compares favorably with the amount of this same line in the previous quarter, which included the recording of the temporary tax on credit institutions and financial credit institutions.

–

There was a significant improvement in the efficiency ratio, despite the increase in operating expenses, thanks to the outstanding growth of the gross income, which, excluding foreign exchange variations, reached double digits (+15.6%).

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2023		2022
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	5,768	5,642	5,334	5,252	4,595	3,943

Net fees and commissions	1,470	1,439	1,328	1,385	1,413	1,247

Net trading income	334	438	269	573	516	580

Other operating income and expenses	(383)	(561)	(443)	(372)	(501)	(374)

Gross income	7,189	6,958	6,489	6,838	6,022	5,395
Operating expenses	(2,922)	(3,016)	(2,875)	(2,803)	(2,618)	(2,406)

Personnel expenses	(1,530)	(1,551)	(1,547)	(1,471)	(1,344)	(1,238)

Other administrative expenses	(1,054)	(1,127)	(990)	(993)	(935)	(855)

Depreciation	(337)	(339)	(338)	(338)	(340)	(313)

Operating income	4,267	3,942	3,614	4,035	3,404	2,989

Impairment on financial assets not measured at fair value through profit or loss	(1,025)	(968)	(998)	(940)	(704)	(737)

Provisions or reversal of provisions	(115)	(14)	(50)	(129)	(64)	(48)

Other gains (losses)	50	(16)	(6)	19	(3)	20

Profit (loss) before tax	3,178	2,944	2,559	2,985	2,634	2,225

Income tax	(1,028)	(950)	(850)	(1,005)	(680)	(903)

Profit (loss) for the period	2,150	1,994	1,709	1,980	1,954	1,321

Non-controlling interests	(118)	(148)	(146)	(143)	(120)	3

Net attributable profit (loss) excluding non-recurring impacts	2,032	1,846	1,563	1,838	1,834	1,325

Discontinued operations and Other (1)	—	—	—	—	(201)	—

Net attributable profit (loss)	2,032	1,846	1,563	1,838	1,633	1,325

Adjusted earning (loss) per share (euros) (2)	0.33	0.30	0.25	0.29	0.29	0.21

Earning (loss) per share (euros) (2)	0.33	0.29	0.24	0.28	0.24	0.19

General note: 2022 figures have been restated according to IFRS17 - Insurance contracts.

(1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

10

Year-on-year performance of results

The BBVA Group generated a net attributable profit of €3,878m in the first half of 2023, which represents an increase of 31.1% compared to the same period of the previous year, driven by the performance of recurring income from the banking business, mainly the net interest income.

These results include the recording for the estimated total annual amount of the temporary tax on credit institutions and financial credit institutions3 for €225m, included in the other operating income and expenses line of the income statement.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			Δ % at constant

	1H23	Δ %	exchange rates	1H22

Net interest income	11,410	33.6	39.2	8,538

Net fees and commissions	2,909	9.4	12.9	2,659

Net trading income	773	(29.5)	(18.8)	1,096

Other operating income and expenses	(944)	7.8	(25.2)	(876)

Gross income	14,148	23.9	35.2	11,417

Operating expenses	(5,938)	18.2	21.6	(5,024)

Personnel expenses	(3,081)	19.3	24.0	(2,582)

Other administrative expenses	(2,181)	21.9	25.4	(1,790)

Depreciation	(676)	3.6	3.0	(652)

Operating income	8,209	28.4	47.1	6,393

Impairment on financial assets not measured at fair value through profit or loss	(1,993)	38.3	38.2	(1,441)

Provisions or reversal of provisions	(129)	15.2	45.4	(112)

Other gains (losses)	34	93.7	234.3	18

Profit (loss) before tax	6,122	26.0	50.8	4,858

Income tax	(1,978)	25.0	43.6	(1,583)

Profit (loss) for the period	4,144	26.5	54.5	3,275

Non-controlling interests	(266)	128.2	n.s.	(117)

Net attributable profit (loss) excluding non-recurring impacts	3,878	22.8	35.0	3,159

Discontinued operations and Other (1)	—	—	—	(201)

Net attributable profit (loss)	3,878	31.1	45.2	2,957

Adjusted earning (loss) per share (euros) (2)	0.63			0.50

Earning (loss) per share (euros) (2)	0.62			0.44

General note: 2022 figures have been restated according to IFRS17 - Insurance contracts.

(1) Includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022 for €-201m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

The accumulated net interest income as of June 30, 2023 was higher than the same period of the previous year (+39.2%), with increases in all business areas due to the improvement in the customer spread and higher performing loan volumes. Noteworthy, was the good evolution in Mexico, South America and Spain.

Positive evolution in the net fees and commissions line, which increased by 12.9% year-on-year due to favorable performance in payment systems and demand deposits. By business areas, Mexico stands out, and to a lesser extent, South America and Turkey.

3 In compliance with Law 38/2022, of December 27, which establishes the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.

11

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +27.9%.

NTI recorded a year-on-year variation of -18.8% at the end of June 2023, due to the negative results recorded in the Corporate Center, partially offset by the favorable evolution of this line in all business areas except Spain, where the amount is positive but lower than in the first half of the previous year.

The other operating income and expenses line accumulated a result of €-944m as of June 30, 2023, compared to €-876m in the same period of the previous year, mainly due to the higher negative adjustment for inflation in Argentina. This line also includes the contribution to the Single Resolution Fund (SRF) in Spain, which in 2023 was lower than the previous year’s contribution, and the recognition, in the first quarter of 2023, of €225m, corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments, also in Spain.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +23.9%.

Year-on-year basis, operating expenses increased 21.6% at the Group level. This increase is largely impacted by the inflation rates observed in the countries in which the Group operates. On the one hand, they have been impacted by the measures implemented by the Group in 2023 to compensate the loss of purchasing power of the workforce and, on the other hand, by the impact of general expenses.

Notwithstanding the above, thanks to the remarkable growth in gross income (+35.2%), the efficiency ratio stood at 42.0% as of June 30, 2023, with an improvement of 468 basis points compared to the ratio recorded 12 months earlier. All business areas had a favorable performance in terms of efficiency.

12

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

(1) At current exchange rates: +18.2%.

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of June 2023 was 38.2% higher than in the first half of the previous year, with lower requirements in Turkey, which were offset by higher provisioning needs, mainly in Mexico and South America, in a context of growth in activity.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +28.4%.	(1) At current exchange rates: +38.3%.

The provisions or reversal of provisions line (hereinafter, provisions) accumulated a negative balance of €129m as of June 30, 2023, with an increase of 45.4% compared to the amount accumulated in the same period of the previous year, mainly due to higher provisions in Spain and Turkey.

For its part, the other gains (losses) line closed June 2023 with a balance of €34m, which compares favorably with the also positive result of the same period of the previous year.

As a result of the above, the BBVA Group generated a net attributable profit of €3,878m in the first half of the year 2023, which compares very positively with the result for the same period of the previous year (+45.2%). These solid results are supported by the favorable evolution of net interest income and, to a lesser extent, net fees and commissions, which offset higher operating expenses and the increase in provisions for impairment losses on financial assets.

The cumulative net attributable profits, in millions of euros, at the end of June 2023 for the business areas that compose the Group were as follows: €1,231m in Spain, €2,614m in Mexico, €525m in Turkey, €367m in South America and €212m in Rest of Business.

13

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON- RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +31.1%	General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22. (1) At current exchange rates: +22.8%.

The Group’s excellent performance has also allowed it accelerate value creation, as reflected in the growth of the tangible book value per share and dividends, which at the end of June 2023 was 15.1% higher than in the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)	EARNING (LOSS) PER SHARE (1) (EUROS)

General note: replenishing dividends paid in the period.

(1) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

14

The Group’s profitability indicators improved in year-on-year terms, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) The ratio of 1H22 and 2022 excludes the net impact arisen from the purchase of offices in Spain.

15

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of June 30, 2023 are summarized below:

–

Loans and advances to customers recorded an increase of 3.5% compared to the end of December 2022, strongly favored by the evolution of retail loans (+5.6% at Group level), supported by the good performance of both credit cards and consumer loans (+9.8% overall at Group level) in Mexico and South America. For its part, loans to the public sector showed a positive dynamic (+13.6%), originating mainly in Spain.

–

Customer funds increased 2.5% compared to the end of December 2022, thanks both to the growth in deposits from customers which increased by 2.0% due to the positive evolution of time deposits in Turkey and, to a lesser extent, in South America, and to the increase in off-balance sheet funds (+3.7%), highlighting the good performance in Mexico and Spain.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-06-23	Δ %	31-12-22	30-06-22
Cash, cash balances at central banks and other demand deposits	71,858	(9.9)	79,756	81,508

Financial assets held for trading	141,721	28.1	110,671	120,823

Non-trading financial assets mandatorily at fair value through profit or loss	8,019	16.4	6,888	6,775

Financial assets designated at fair value through profit or loss	1,004	10.0	913	1,003

Financial assets at fair value through accumulated other comprehensive income	63,979	(2.1)	65,374	69,569

Financial assets at amortized cost	438,841	5.9	414,421	401,103

Loans and advances to central banks and credit institutions	24,311	19.0	20,431	19,762

Loans and advances to customers	369,761	3.5	357,351	349,620

Debt securities	44,769	22.2	36,639	31,720

Investments in joint ventures and associates	929	1.5	916	894

Tangible assets	8,892	1.8	8,737	8,337

Intangible assets	2,284	5.9	2,156	2,139

Other assets	24,928	12.0	22,259	22,576

Total assets	762,456	7.1	712,092	714,726

Financial liabilities held for trading	127,332	33.2	95,611	102,305

Other financial liabilities designated at fair value through profit or loss	12,577	18.9	10,580	9,878

Financial liabilities at amortized cost	541,671	2.4	529,172	527,828

Deposits from central banks and credit institutions	59,961	(8.1)	65,258	79,127

Deposits from customers	402,344	2.0	394,404	377,540

Debt certificates	63,158	13.9	55,429	54,757

Other financial liabilities	16,207	15.1	14,081	16,404

Liabilities under insurance and reinsurance contracts	11,537	13.9	10,131	10,324

Other liabilities	16,771	4.3	16,081	15,635

Total liabilities	709,888	7.3	661,575	665,970

Non-controlling interests	3,517	(2.9)	3,623	3,348

Accumulated other comprehensive income	(16,919)	(4.1)	(17,642)	(16,617)

Shareholders’ funds	65,970	2.2	64,535	62,026

Total equity	52,568	4.1	50,517	48,757

Total liabilities and equity	762,456	7.1	712,092	714,726

Memorandum item:

Guarantees given	55,326	0.3	55,182	52,327

General note: 2022 figures have been restated according to IFRS17 - Insurance contracts.

16

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	30-06-23	Δ %	31-12-22	30-06-22

Public sector	23,729	13.6	20,884	21,249

Individuals	165,553	5.6	156,838	155,797

Mortgages	92,679	1.2	91,569	93,097

Consumer	38,524	7.1	35,965	34,712

Credit cards	20,044	15.3	17,382	14,886

Other loans	14,306	20.0	11,921	13,102

Business	177,881	0.3	177,374	169,669

Non-performing loans	13,787	2.2	13,493	14,597

Loans and advances to customers (gross)	380,949	3.4	368,588	361,311

Allowances (1)	(11,188)	(0.4)	(11,237)	(11,691)

Loans and advances to customers	369,761	3.5	357,351	349,620

(1) Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of June 30, 2023, December 31, 2022 and June 30, 2022, the remaining amount was €162m, €190m and €223m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +3.8%.
(1) At constant exchange rates: +2.9%.

CUSTOMER FUNDS (MILLIONS OF EUROS)
	30-06-23	Δ %	31-12-22	30-06-22

Deposits from customers	402,344	2.0	394,404	377,540

Current accounts	308,688	(2.3)	316,082	310,752

Time deposits	89,277	18.0	75,646	65,236

Other deposits	4,378	63.6	2,676	1,552

Other customer funds	155,739	3.7	150,172	146,698

Mutual funds and investment companies and customer portfolios (1)	124,793	14.6	108,936	105,280

Pension funds	27,051	(30.0)	38,653	38,453

Other off-balance sheet funds	3,895	50.9	2,582	2,966

Total customer funds	558,083	2.5	544,576	524,238

(1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

17

Solvency

Capital base

The BBVA Group’s strong results during the quarter, which exceeded those of the first quarter, contributed to the consolidated CET1 fully-loaded ratio to reach 12.99% as of June 30, 2023, which allows to maintain a large management buffer over the Group’s CET1 requirement (8.76% at the date of release of this report)4,5, and also above the Group’s established target management range of 11.5-12.0% of CET1.

During the second quarter of the year, the CET1 ratio was reduced by 14 basis points. The strong profit generation, net of dividends and the remuneration of AT1 instruments, generated a contribution of 27 basis points to the CET1 ratio, which absorbed the growth in risk-weighted assets (RWA) resulting from the growth in activity over the quarter (26 basis points consumption), in line with the Group’s strategy of promoting profitable growth. Thus, among other impacts, it should be noted those associated with the trend of the market variables, in particular the valuation of some exchange rate hedge instruments.

Fully-loaded RWA decreased by approximately €1,100m in the quarter, mainly as a result of the currency effect. Excluding the currency effect, RWA associated with activity grew by around €7 billion.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.78% as of June 30, 2023, resulting in a 29 basis point increase from the previous quarter, mainly due to the issuance in June of a contingent convertible bond with a face value of €1 billion.

For its part, the consolidated fully-loaded Tier 2 ratio at the end of June 2023 stood at 2.02%, with an increase of 34 basis points in the quarter, mainly due to the issuance of two subordinated bonds in Spain and Mexico, for €750m and USD1 billion, respectively. The total fully-loaded capital ratio stands at 16.79%.

It is worth mentioning that, with effect from January 1, 2023, the application of part of the transitional effects applied by the Group in the determination of the phased-in ratio has ended, so that as of June 30, 2023, this ratio coincides with the fully-loaded ratio.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded
	30-06-23 (1) (2)	31-12-22	30-06-22	30-06-23 (1) (2)	31-12-22	30-06-22

Common Equity Tier 1 (CET1)	45,153	42,738	41,563	45,153	42,484	41,181

Tier 1	51,324	47,931	46,828	51,324	47,677	46,445

Tier 2	7,021	5,930	6,819	7,021	6,023	6,818

Total capital (Tier 1 + Tier 2)	58,344	53,861	53,647	58,344	53,699	53,263
Risk-weighted assets	347,488	337,066	330,871	347,488	336,884	330,642

CET1 (%)	12.99	12.68	12.56	12.99	12.61	12.45

Tier 1 (%)	14.77	14.22	14.15	14.77	14.15	14.05

Tier 2 (%)	2.02	1.76	2.06	2.02	1.79	2.06
Total capital ratio (%)	16.79	15.98	16.21	16.79	15.94	16.11

(1) The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). As of June 30, 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

(2) Preliminary data.

4 Includes the update of the countercyclical capital buffer calculated on the basis of exposure at end June 2023.

5 The Bank of Spain communicated to BBVA a resolution draft on the identification of BBVA as Other Systemically Important Institution (hereinafter referred to as O-SII) and the corresponding capital buffer established. According to this resolution draft, subject to the final resolution content, the O-SII capital buffer would increase by 25 basis points compared to the current applicable buffer, which stands at 100 basis points (1%) by January 1, 2024. This increase is consistent with the methodology review to evaluate the minimum buffer established by the European Central Bank (ECB) within the Banking Union scope.

18

Regarding shareholder remuneration, as approved by the General Shareholders’ Meeting on March 17, 2023, in its first item on the agenda, on April 5, 2023, a cash payment of €0.31 gross per each outstanding BBVA share entitled to receive such amount was made against the 2022 results, as an additional shareholder remuneration for the financial year 2022. Thus, the total amount of cash distributions for 2022, taking into account the €0.12 gross per share that was distributed in October 2022, amounted to €0.43 gross per share.

Total shareholder remuneration includes, in addition to the cash payments mentioned above, the remuneration resulting from the execution of the share buyback programs that the Group could execute. Regarding BBVA’s buyback program announced past February 1, 2023 for an amount of €422m, on April 21, 2023, BBVA announced the completion of this share buyback program, having acquired 64,643,559 own shares between March 20 and April 20, 2023, representing approximately 1.07% of BBVA’s share capital as of said date.

BBVA requested on July 27, 2023 to the European Central Bank the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the correspondent corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.

As of June 30, 2023, BBVA’s share capital stood at €2,923,081,772.45 divided into 5,965,473,005 shares, at €0.49 par value each, once the Group has carried out the partial execution, announced on June 2, 2023, of the share capital reduction resolution adopted by the Ordinary General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda, with the redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares.

SHAREHOLDER STRUCTURE (30-06-23)

	Shareholders		Shares issued
Number of shares	Number	%	Number	%
Up to 500	323,964	41.6	60,703,923	1.0

501 to 5,000	355,729	45.7	632,576,417	10.6

5,001 to 10,000	53,127	6.8	373,028,716	6.3

10,001 to 50,000	41,431	5.3	791,436,405	13.3

50,001 to 100,000	2,954	0.4	201,610,444	3.4

100,001 to 500,000	1,328	0.2	239,961,745	4.0

More than 500,001	277	0.04	3,666,155,355	61.5

Total	778,810	100	5,965,473,005	100

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated6 level (hereinafter, the “MREL in RWA”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be estimated at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer as of June 2023. Given the own funds and eligible liabilities structure of the resolution group, as of June 30, 2023, the MREL in RWA ratio stands at 28.05%7,8 complying with the aforementioned requirement.

In addition, BBVA must reach, by January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio of 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be met with subordinated instruments (the “subordination requirement in LR”).

With the aim of reinforcing compliance with these requirements, BBVA has made several debt issues during the first half of 2023. For more information on this and other issues, see “Structural risks” section within the “Risk management”- chapter.

It should be noted that on June 14, 2023 the Group disclosed the receipt of a new communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (hereinafter “SRB”). In accordance with this communication, BBVA has to reach, starting January 1, 2024, an MREL in RWA equal to 22.11% This MREL in RWA does not include the applicable combined capital buffer requirement which, according to current regulations and supervisory criteria, would be estimated at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer as of June 2023. Given the own funds and eligible liabilities structure of the resolution group, as of June 30, 2023 the MREL in RWA would already comply with the aforementioned requirement.

Lastly, as of June 30, 2023, the Group’s fully-loaded leverage ratio stood at 6.5%9.

6 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of June 30, 2023, the total RWA of the resolution group amounted to €207,087m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €516,459m.

7 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

8 As of June 30, 2023, the MREL ratio in terms of Leverage Ratio Exposure stands at 11.25% and the subordination ratios in terms of RWA and in terms of Leverage Ratio Exposure, stand at 22.90% and 9.18%, respectively, being preliminary data.

9 The Group’s leverage ratio is provisional at the date of release of this report.

19

Ratings

During the first half of the year 2023, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. In March, DBRS communicated the result of its annual review of BBVA, affirming the rating at A (high) with a stable outlook. S&P, Moody’s and Fitch maintained BBVA’s ratings unchanged in the first half of the year at A, A3 and A-, respectively, all three with a stable outlook. The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook

DBRS	A (high)	R-1 (middle)	Stable

Fitch	A-	F-2	Stable

Moody’s	A3	P-2	Stable

Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

20

Risk management

Credit risk

The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the related sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as rising inflation and lower economic growth. The increase in interest rates during the last year could negatively affect the Group by reducing the demand for credit, limiting its capacity to generate credit for its customers and causing a strain on the payment capacity of individuals.

The Group has been offering COVID-19 support measures to its clients in all the geographical areas in which it is present, which have consisted of both current loan moratoriums and new financing with a public guarantee. The measures in force in 2022 and maintained in 2023 related to new financing with a public guarantee are limited to Spain and Peru. For the latter, the possibility of taking advantage of the Reactiva program which initially ended on June 30, 2023, has been extended until September 30, 2023. In addition, in Spain, in March 2022, the Council of Ministers (RDL 6/2022) approved a line of financing with public guarantees of 70% and 80% of the principal amount for self-employed and enterprises in order to alleviate the liquidity tensions due to increases in energy prices and raw materials, available until December 2023.

Finally, on November 23, 2022, the Royal Decree-Law 19/2022, of November 22, was published. It amends the Code of Good Practices, establishes a new Code of Good Practices, regulated by Royal Decree Law 6/2012, easing the impact of interest rates hikes on mortgage loans agreements related to primary residences and provides for other structural measures aiming to ease access to lending. In November 30, 2022, the BBVA Board of Directors agreed the adherence to the new Code of Good Practices with effect from January 1, 2023The number and amount of the transactions granted to clients in accordance with the new Code of Good Practices have been low.

Regarding the direct exposure of the Group to Russia and Ukraine, this is limited for BBVA, although the Group has taken different measures aimed at reducing its impact, among which are the initial lowering of limits followed by the suspension of operations with Russia, the lowering of internal ratings and the inclusion of the country and its borrowers as impaired for subjective reasons. However, the indirect risk is greater due to the activity of customers in the affected area or sectors. The economic effects are mainly shown through higher commodity prices, mainly energy, despite the moderation observed in recent months.

Calculation of expected losses due to credit risk

For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment, which has been affected by the war in Ukraine, the evolution of interest rates, inflation rates and commodity prices.

Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers, following a formal internal process established for the purpose.

Thus, in Spain, during 2021 and 2022, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay was reviewed upwards, with a remaining adjustment as of June 30, 2023 of €388 million, without significant variation since the end of the year 2022. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of June 30, 2023 the amounts recorded in Stage 2 were €472 million on-balance sheet and €478 million off-balance sheet, with allowances for losses of approximately €56 million at contract level.

On the other hand, the complementary adjustments pending allocation to specific operations or customers that are in force as of June 30, 2023 total €158m, of which €54m correspond to Spain, €85 million to Mexico, €2 million to Peru, €8 million to Colombia, €2 million to Chile and €6m to Rest of Business of the Group. Compared to December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302 million, of which €163m corresponded to Spain, €92 million to Mexico, €25 million to Peru, €11 million to Colombia, €5 million to Chile. and €6m to Rest of Business of the Group. The change in the first half is due to the utilization made during this period in Spain, Mexico, Peru, Colombia and Chile, with no additional provisions in the first months of the year.

BBVA Group’s credit risk indicators

The evolution of the Group’s main credit risk indicators is summarized below:

–

Credit risk increased in the second quarter of the year by 1.8% (+2.8% at constant exchange rates), with generalized growth at constant exchange rates in all geographic areas except Peru, where it remained practically stable.

–

Increase in the balance of non-performing loans at the Group level between April and June 2023 (+3.9% in current terms and +4.8% at constant rates), due to higher NPL inflows in retail portfolios, offset by the positive dynamics in wholesale portfolios (repayments and recoveries). Compared to the end of the previous year, the balance of non-performing loans increased by 1.6% (+2.1% at constant exchange rates).

21

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

–

The NPL ratio continued to show stability and stood at 3.4% as of June 30, 2023, 7 basis points above the figure recorded in the previous quarter (5 basis points below that of the end of 2022) due to the aforementioned increase in the non-performing loans balance.

–	Loan-loss provisions remained almost stable compared to the figure at the end of the previous quarter (+0.3 and -0.6% with respect to December 2022).

–

The NPL coverage ratio ended the quarter at 80%, 284 basis points lower than the figure at the end of the previous quarter (172 basis points lower than the end of 2022 and at a higher rate compared to the first half of 2022), mainly due to the increase in the balance of non-performing loans and, to a lesser extent, to improvements in the credit quality of some wholesale customers.

–	The cumulative cost of risk as of June 30, 2023 stood at 1.04% practically stable compared to the previous quarter.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-06-23	31-03-23	31-12-22	30-09-22	30-06-22
Credit risk	436,174	428,423	423,669	428,064	413,638

Non-performing loans	14,691	14,141	14,463	15,162	15,501

Provisions	11,697	11,661	11,764	12,570	12,159

NPL ratio (%)	3.4	3.3	3.4	3.5	3.7

NPL coverage ratio (%) (2)	80	82	81	83	78

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 79% as of June 30, 2023, 80% as of December 31, 2022 and 77% as of June 30, 2022.

22

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	2Q23 (1)	1Q23	4Q22	3Q22	2Q22

Beginning balance	14,141	14,463	15,162	15,501	15,612

Entries	2,877	2,256	2,332	1,871	2,085

Recoveries	(1,394)	(1,489)	(1,180)	(1,595)	(1,697)

Net variation	1,483	767	1,152	276	388

Write-offs	(877)	(1,081)	(928)	(683)	(579)

Exchange rate differences and other	(56)	(8)	(923)	67	80

Period-end balance	14,691	14,141	14,463	15,162	15,501

Memorandum item:

Non-performing loans	13,787	13,215	13,493	14,256	14,597

Non performing guarantees given	905	926	970	906	904

(1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs using a wide range of instruments that provide access to a large number of alternative sources of financing. BBVA’s business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 60% in Spain and Mexico. In this regard, it is important to note that, given the nature of BBVA’s business, lending is mainly financed through stable customer funds.

One of the key elements in the BBVA Group’s liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high quality liquid assets (HQLA) of €138.1 billion, of which 96% corresponds to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

–

LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group’s consolidated LCR remained comfortably above 100% during 2022 and stood at 148% as of June 30, 2023. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries other than BBVA S.A. to 100% of its net outflows. Therefore, the resulting ratio is below that of the individual units (the LCR of the main components reaches 174% in BBVA, S.A., 180% in Mexico and 228% in Turkey). If this restriction was eliminated, the Group’s LCR ratio would reach 189%.

–

The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group’s NSFR ratio, stood at 132% as of June 30, 2023.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-06-23)
	BBVA, S.A.	Mexico	Turkey	South America

LCR	174%	180%	228%	All countries >100

NSFR	123%	136%	175%	All countries >100

In addition to the above, the most relevant aspects related to the main geographical areas are the following:

–

BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid almost the entire TLTRO III program. During the first half of 2023, commercial activity has not had a significant impact on the Bank’s liquidity with a slight decline in lending, in line with customer deposits. The latter fell in the first quarter, influenced by the seasonal component and by the transfer to off-balance sheet funds, and it has recovered in the second quarter. In addition, in December 2022 the Bank started the repayment of the TLTRO III program for an amount of €12 billion, plus an additional repayment of €12 billion between February and March 2023 and another one of €11 billion in June 2023, which together represent more than the 90% of the original amount, maintaining at all times regulatory liquidity metrics well above the established minimums.

23

–

BBVA Mexico continues to present a comfortable liquidity situation, which has contributed to an efficient management of the cost of funds in an environment of rising interest rates. During the first half of the year, however, commercial activity has drained liquidity to a large extent due to seasonal outflows of funds in the first months of the year, but also due to sustained loan growth.

–

In Turkey, in the first half of 2023, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans. The lending gap in foreign currency has increased due to reductions in deposits as a result of the mechanism established to encourage Turkish lira deposits, and an increase in foreign currency loans. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. For its part, the Central Bank of Turkey has begun to gradually ease the measures in order to reduce the dollarization of the economy.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity continues to increase in the system, and in BBVA due to a higher growth in deposits than in loans in local currency. In BBVA Colombia, the credit gap widened slightly due to higher growth in lending in contrast to deposits in the second quarter of the year. BBVA Peru maintains solid liquidity levels, showing a reduction in the credit gap in the first half of the year thanks to the positive performance of deposits in contrast to a reduction in lending, affected by the expiration of loans covered by COVID-19 programs.

The main wholesale financing transactions carried out by the BBVA Group during the first half of 2023 are listed below:

Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date

Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31

Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27

Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26

Tier 2	Jun-23	750	EUR	Midswap + 280 basis points	Jun-Sep 28	Sep-33

AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual

Additionally, in June 2023 BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €800m.

BBVA Mexico, for its part, carried out two senior issues in the first quarter of the year and a subordinated issue in the second quarter. The first of the senior issues consists of a green bond for 8,689 million Mexican pesos (approximately €468m) with a maturity of 4 years, using the TIIE (Balanced Interbank Interest Rate used in Mexico) rate as a benchmark, at one day +32 basis points; and the second one involved the issue of a senior bond for 6,131 million Mexican pesos (approximately €330m) at a fixed rate of 9.54% and a term of 7 years. Regarding the subordinated issue carried out in June, it was a USD 1 billion Tier 2 issue for a term of 15 years with an early redemption option after 10 years and at a fixed rate of 8.45%. The main objective of this issue is to achieve a comfortable loss-absorbing capital buffer to comply with TLAC (Total Loss-Absorbing Capacity) requirements, with full implementation in Mexico in 2025.

BBVA Colombia together with the International Finance Corporation (IFC) announced the launch of the first blue bond in the country of USD50m. For further information, please refer to the Sustainability section at the beginning of this report.

In Turkey, Garanti BBVA renewed in June a syndicated loan associated with environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of USD199m and €218.5m, both maturing in one year.

Foreign exchange

Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.

The performance of the Group’s main currencies during the first half of 2023 has been very disparate. On the positive side, due to its relevance for the Group, the strength of the Mexican peso, which has appreciated 12.4% against the euro, stands out. Other Latin American currencies have also performed well in the first six months of the year: the Colombian peso (+12.7%), the Chilean peso (+5.1%) and the Peruvian sol (+3.0%). On the negative side, the Turkish lira (-29.5%) and the Argentine peso (-32.3%) depreciation stands out; both currencies are from countries with very high inflation rates. Finally, the U.S. dollar fell 1.8% against the euro, although it moved in a relatively narrow range.

24

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	30-06-23	30-06-22	31-12-22	1H23	1H22
U.S. dollar	1.0866	(4.4)	(1.8)	1.0809	1.2

Mexican peso	18.5614	12.9	12.4	19.6495	12.8

Turkish lira (1)	28.3193	(38.8)	(29.5)	—	—

Peruvian sol	3.9402	(0.4)	3.0	4.0564	1.7

Argentine peso (1)	278.43	(53.4)	(32.3)	—	—

Chilean peso	872.19	9.6	5.1	871.72	3.5

Colombian peso	4,554.24	(5.9)	12.7	4,963.93	(13.8)

(1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries’ capital excess. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +18 basis points for the U.S. dollar, -9 basis points for the Mexican peso and -3 basis points for the Turkish lira10. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends on its expected future evolution, the costs and the relevance of the incomes related to the Group’s results as a whole.

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year, to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to have a positive sensitivity toward interest rate increases in the net interest income.

The first half of 2023 was characterized by persistent inflation in most of the countries where the Group operates. Although headline inflation continued to show signs of slowing down, core inflation remains at high levels. Following the episode of high volatility observed in March with the crisis involving certain regional banks in the United States and another Swiss bank, interest rates fell somewhat, anticipating a possible relaxation of contractionary monetary policies. However, in the following months, the central banks took up the hawkish message again, leading the markets to delay expectations of rate cuts, despite the pause in the Fed’s bullish strategy. The effect of these movements on sovereign debt translated into strong rises in short tranches in both Europe and the United States. For its part, the peripheral curves continued to be well supported. In the case of Mexico, the cycle of increases of rates is considered to have ended and the markets discount that it could be one of the first to initiate cuts, even in 2023. The central bank of Turkey, has made a 180 degrees turn in its monetary policy with a significant rate hike in June, which is expected to continue in the coming months, following a 250 basis point increase in July. In South America, Colombia seems to have reached its terminal rate and Peru remains at the same levels as in the first quarter, after six consecutive meetings without changes.

By area, the main features are:

–

Spain has a balance sheet characterized by a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of higher rates, currently close to their market-predicted terminal values, the interest rate risk profile of the balance sheet has been reduced during the year.

On the other hand, the ECB raised interest rates by 25 basis points at each of its meetings in May and June, bringing the benchmark interest rate to 4.00%, the marginal deposit facility rate at 3.5% and the marginal loan facility rate at 4.25% at the end of the quarter. In this environment, Euribor reference rates continued to rise in the second quarter of 2023, although at a slower pace than in the first quarter of the year. Thus, the customer spread is benefiting from the interest rate hikes and the containment in the cost of deposits.

–

Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate movements, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits should be highlighted, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stands at 11.25%, 75 basis points above the end-of-year level of 2022, but stable in the quarter. Regarding customer spread, there has

10 This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 basis points per month for Mexican peso and 1 basis points per month for Turkish lira.

25

been improvement so far in the first half of 2023, favored by both the containment of the cost of deposits and the positive evolution of the loan yield.

–

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. Thus, the sensitivity of net interest income remains limited, both in Turkish lira and in foreign currencies. The CBRT increased the monetary policy rates in June from 8.5% to 15.0% and to 17.5% at its July meeting. The customer spread worsened in the first half of 2023 due to the higher cost of the deposits and the caps on lending rates.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, the balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Regarding benchmark rates, in Peru it remained unchanged at 7.75%, Colombia, after the last increase of 25 basis points in April, stood at 13.25% and Argentina 97.00% after increasing 1,900 basis points between April and May. The customer spread worsened in the first half of the year in Colombia, impacted by a higher cost of deposits, which does not apply in the same way to loan yields, while in Peru it shows a slight improvement in the year thanks to the containment of the cost of deposits.

INTEREST RATES (PERCENTAGE)

	30-06-23	31-03-23	31-12-22	30-09-22	30-06-22	31-03-22
Official ECB rate	4.00	3.50	2.50	1.25	0.00	0.00

Euribor 3 months (1)	3.54	2.91	2.06	1.01	(0.24)	(0.50)

Euribor 1 year (1)	4.01	3.65	3.02	2.23	0.85	(0.24)

USA Federal rates	5.25	5.00	4.50	3.25	1.75	0.50

TIIE (Mexico)	11.25	11.25	10.50	9.25	7.75	6.50

CBRT (Turkey)	15.00	8.50	9.00	12.00	14.00	14.00

(1) Calculated as the month average.

26

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of June 30, 2023, is the same as the one presented at the end of 2022.

The composition of BBVA Group’s business areas is summarized below:

–	Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.

–	Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding.

Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center tax expense includes the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 1H23)

(1) Excludes the Corporate Center.

27

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center

1H23

Net interest income	11,410	2,544	5,264	980	2,503	260	11,550	(140)

Gross income	14,148	3,630	6,774	1,480	2,415	565	14,863	(716)

Operating income	8,209	2,113	4,717	888	1,332	288	9,339	(1,129)

Profit (loss) before tax	6,122	1,821	3,585	787	780	272	7,246	(1,123)

Net attributable profit (loss) excluding non-recurring impacts	3,878	1,231	2,614	525	367	212	4,950	(1,072)

Net attributable profit (loss)	3,878	1,231	2,614	525	367	212	4,950	(1,072)

1H22 (2)

Net interest income	8,538	1,758	3,686	1,153	1,849	155	8,601	(64)

Gross income	11,417	3,050	4,813	1,335	1,982	384	11,563	(147)

Operating income	6,393	1,624	3,260	838	1,059	150	6,932	(539)

Profit (loss) before tax	4,858	1,404	2,446	633	745	162	5,391	(532)

Net attributable profit (loss) excluding non-recurring impacts (1)	3,159	1,003	1,781	59	418	128	3,389	(230)

Net attributable profit (loss)	2,957	801	1,781	59	418	128	3,188	(230)

(1) Non-recurring impacts includes the net impact arisen from the purchase of offices in Spain in the second quarter of 2022.

(2) Restated balances according to IFRS17 - Insurance contracts.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

30-06-23

Loans and advances to customers	369,761	173,944	83,693	35,673	41,548	36,175	371,033	250	(1,522)

Deposits from customers	402,344	214,276	84,865	50,793	43,086	10,470	403,490	185	(1,331)

Off-balance sheet funds	155,739	92,848	49,660	6,800	5,925	506	155,739	1	—

Total assets/liabilities and equity	762,456	452,360	164,758	67,324	67,541	54,242	806,225	22,910	(66,679)

RWAs	347,488	116,767	85,111	50,672	50,144	32,728	335,421	12,066	—

31-12-22 (1)

Loans and advances to customers	357,351	173,971	71,231	37,443	38,437	37,375	358,456	278	(1,383)

Deposits from customers	394,404	221,019	77,750	46,339	40,042	9,827	394,978	187	(760)

Off-balance sheet funds	150,172	86,759	38,196	6,936	17,760	520	150,170	2	—

Total assets/liabilities and equity	712,092	427,116	142,557	66,036	61,951	49,952	747,613	22,719	(58,239)

RWAs	337,066	114,474	71,738	56,275	46,834	35,064	324,385	12,682	—

(1) Restated balances according to IFRS17 - Insurance contracts.

28

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

29

Spain

Highlights

•	Significant growth in net interest income

•	Improvement of the efficiency ratio

•	Cost of risk remains at low levels, in line with the previous quarter

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

30

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	1H22 (1)

Net interest income	2,544	44.7	1,758

Net fees and commissions	1,093	(1.5)	1,110

Net trading income	218	(24.4)	288

Other operating income and expenses	(224)	112.1	(106)

Of which: Insurance activities	192	5.9	181

Gross income	3,630	19.0	3,050

Operating expenses	(1,517)	6.4	(1,425)

Personnel expenses	(857)	11.5	(768)

Other administrative expenses	(470)	4.9	(448)

Depreciation	(190)	(9.0)	(209)

Operating income	2,113	30.1	1,624

Impairment on financial assets not measured at fair value through profit or loss	(240)	24.4	(193)

Provisions or reversal of provisions and other results	(51)	89.9	(27)

Profit (loss) before tax	1,821	29.7	1,404

Income tax	(589)	47.4	(400)

Profit (loss) for the period	1,232	22.7	1,005

Non-controlling interests	(1)	(37.9)	(2)

Net attributable profit (loss) excluding non-recurring impacts	1,231	22.8	1,003

Net impact arisen from the purchase of offices in Spain	—	—	(201)

Net attributable profit (loss)	1,231	53.6	801

Balance sheets	30-06-23	Δ %	31-12-22 (1)

Cash, cash balances at central banks and other demand deposits	39,190	(20.3)	49,185

Financial assets designated at fair value	153,651	21.5	126,413

Of which: Loans and advances	64,946	54.9	41,926

Financial assets at amortized cost	210,405	2.9	204,528

Of which: Loans and advances to customers	173,944	0.0	173,971

Inter-area positions	39,924	2.6	38,924

Tangible assets	2,919	(2.4)	2,990

Other assets	6,270	23.5	5,076

Total assets/liabilities and equity	452,360	5.9	427,116

Financial liabilities held for trading and designated at fair value through profit or loss	117,618	39.0	84,619

Deposits from central banks and credit institutions	41,559	(19.6)	51,702

Deposits from customers	214,276	(3.1)	221,019

Debt certificates	46,697	14.5	40,782

Inter-area positions	—	—	—

Other liabilities	17,813	12.2	15,870

Regulatory capital allocated	14,397	9.7	13,124

Relevant business indicators	30-06-23	Δ %	31-12-22

Performing loans and advances to customers under management (2)	170,715	(0.3)	171,209

Non-performing loans	8,058	2.1	7,891

Customer deposits under management (2)	213,080	(3.2)	220,140

Off-balance sheet funds (3)	92,848	7.0	86,759

Risk-weighted assets	116,767	2.0	114,474

Efficiency ratio (%)	41.8		47.5

NPL ratio (%)	4.0		3.9

NPL coverage ratio (%)	57		61

Cost of risk (%)	0.27		0.28

(1) Restated balances according to IFRS17 - Insurance contracts.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and pension funds.

31

Macro and industry trends

According to BBVA Research’s latest estimate, GDP growth would moderate from 5.5% in 2022 to around 2.4% in 2023, a forecast that is 80 basis points higher than the previous one, mainly due to the significant reduction in energy prices and the dynamism of economic activity, particularly in services exports, in recent months. Growth would also continue to moderate going forward, in line with the outlook of tighter monetary conditions and a slowdown in global and European growth. Annual headline inflation, which ended 2022 at 5.7%, has eased to 1.9% in June, boosted by lower energy prices and favorable base effects. It is expected to rise slightly in the second half of the year and average around 3.5% in 2023, above the ECB’s 2% target.

As for the banking sector, based on data at the end of April 2023, the volume of credit to the private sector decreased by 1.8% year-on-year. At the end of April, lending to households grew slightly (1.1% year-on-year) and lending to companies registered small drops of 0.6% compared to April 2022. Customer deposits declined slightly (-0.5% year-on-year with data as of the end of April 2023), due to the fall in demand deposits (-2.6%) which could not be offset by the growth in time deposits (28.2% year-on-year). The NPL ratio continued to fall to 3.55% in April 2023, 64 basis points lower than at the end of April 2022. It should also be noted that the system maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during the first half of 2023 were:

–

Loan balances were in line with the end of December (-0.3%), as a result of the dynamism of loans to the public sector (+22.9%), consumer loans (+0.8%, including credit cards) and loans to companies (+1.8%), which were offset by mortgage cancellations made by some customers and lower loans to large corporations (-4.8%).

–

Total customer funds were also stable (-0.3%), as a result of lower demand deposits (-4.6%), partially offset by off-balance sheet funds (mutual and pension funds) which increased by 7.0%, mainly favored by net contributions in the first half of the year.

The most relevant aspects related to the area’s activity during the second quarter of 2023 were:

–

Lending activity recorded a slight increase between April and June (+0.9%). The growth in loans to the public sector (+18.7%), consumer loans (+2.3%, including credit cards) and SMEs (+1.0%) managed to offset the deleveraging of loans to large corporations (-3.3%) and of mortgage loans (-1.1%).

–

Regarding credit quality, the NPL ratio increased 15 basis points compared to the previous quarter and stood at 4.0%, mainly due to higher NPL entries in retail portfolios, and a lower volume of write-offs compared to the previous quarter. The coverage ratio fell during the quarter to 57%, mainly due to the aforementioned higher volume of NPL entries.

–

Total customer funds increased in the quarter 0.7%, with mixed performance of on- and off-balance sheet funds. Customer deposits remained flat in the quarter (-0.1%) while off-balance sheet funds (mutual and pension funds) increased by 2.5%, mainly due to the volume of net contributions in the quarter and, to a lesser extent, to the positive effect of market developments.

Results

Spain generated a net attributable profit of €1,231m in the first half of 2023, 53.6% higher than in the same period of the previous year, thanks to the dynamism of the net interest income, which boosted gross income growth.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of June 2023 were:

–	Net interest income grew by 44.7% and continues to benefit from the improvement in customer spreads derived from the interest rate hikes.

–	Net fees and commissions were slightly lower than the same period of the previous year, as a result of a lower contribution from banking services fees.

–	Decrease in the year-on-year NTI contribution (-24.4%), partly due to the lower contribution from Global Markets and lower portfolio sales.

–

Other operating income and expenses compared negatively with the same period of the previous year, due to the €225m recorded in this line, corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments. For its part, the contribution to SRF was lower than in the first half of the previous year, and the performance of the insurance business evolved favorably.

–

Growth in operating expenses (+6.4%), both in personnel expenses due to higher fixed remuneration, with additional measures that improve those of the sectoral wage increase agreement, and in general expenses, as a result of inflation, especially higher IT expenses.

–	For its part, the gross income increased by 19.0%, well above the growth in expenses. Thus, the efficiency ratio stood at 41.8% with an improvement of 495 basis points in the last twelve months.

–

Impairment on financial assets increased 24.4%, due to the good performance of the underlying supported by the recording of some positive non-recurring items, all in the first half of 2022. As a result of the above, the cumulative cost of risk at the end of June 2023 stood at 0.27%, in line with the cumulative figure at the end of the previous quarter.

–	Provisions and other results closed the first half of 2023 at €-51m.

32

In the second quarter of 2023, Spain generated a net attributable profit of €690m, which represents a growth of +27.6% compared to the previous quarter, favored especially by the evolution of the net interest income (+15.0%). In addition to the above, net fees and commissions registered growth between April and June (+4.0%), offset by a lower ROF. For its part, the other operating income and expenses line closed in the same terms with the previous quarter, with the contribution to the SRF and, in the previous quarter, the registration of the tax on credit institutions and financial credit institutions standing out. On the bottom line of the income statement, expenses increased slightly (+1.5%), well below the gross income (+10.3%), thus significantly improving the quarterly efficiency ratio. Lastly, provisions for special funds and for contingent risks and commitments increased.

33

Mexico

Highlights

•	Increase in lending activity, with greater dynamism of the retail segment

•	Relevant increase in net interest income

•	The efficiency ratio continues to improve

•	Excellent evolution of the net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +44.7%.	(1) At current exchange rate: +46.8%.

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	Δ % (1)	1H22 (2)

Net interest income	5,264	42.8	26.6	3,686

Net fees and commissions	1,017	36.5	21.0	745

Net trading income	315	38.4	22.7	227

Other operating income and expenses	178	15.6	2.5	154

Gross income	6,774	40.7	24.8	4,813

Operating expenses	(2,057)	32.4	17.4	(1,553)

Personnel expenses	(953)	37.2	21.7	(694)

Other administrative expenses	(881)	31.4	16.5	(671)

Depreciation	(223)	18.6	5.1	(188)

Operating income	4,717	44.7	28.3	3,260

Impairment on financial assets not measured at fair value through profit or loss	(1,136)	41.1	25.1	(805)

Provisions or reversal of provisions and other results	5	n.s.	n.s.	(9)

Profit (loss) before tax	3,585	46.6	30.0	2,446

Income tax	(970)	46.2	29.6	(664)

Profit (loss) for the period	2,615	46.8	30.1	1,782

Non-controlling interests	(0)	50.5	33.4	(0)

Net attributable profit (loss)	2,614	46.8	30.1	1,781

Balance sheets	30-06-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	11,529	(12.8)	(22.4)	13,228

Financial assets designated at fair value	53,881	15.7	3.0	46,575

Of which: Loans and advances	1,588	5.4	(6.2)	1,507

Financial assets at amortized cost	92,237	19.5	6.3	77,191

Of which: Loans and advances to customers	83,693	17.5	4.6	71,231

Tangible assets	2,253	14.4	1.8	1,969

Other assets	4,858	35.2	20.3	3,593

Total assets/liabilities and equity	164,758	15.6	2.9	142,557

Financial liabilities held for trading and designated at fair value through profit or loss	28,813	11.5	(0.8)	25,840

Deposits from central banks and credit institutions	9,836	123.4	98.8	4,402

Deposits from customers	84,865	9.2	(2.9)	77,750

Debt certificates	9,778	26.0	12.2	7,758

Other liabilities	21,384	26.0	12.1	16,976

Regulatory capital allocated	10,083	2.6	(8.7)	9,831

Relevant business indicators	30-06-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	84,342	17.5	4.6	71,788

Non-performing loans	2,230	15.0	2.4	1,939

Customer deposits under management (3)	83,270	8.0	(3.9)	77,117

Off-balance sheet funds (4)	49,660	30.0	15.7	38,196

Risk-weighted assets	85,111	18.6	5.6	71,738

Efficiency ratio (%)	30.4			31.7

NPL ratio (%)	2.5			2.5

NPL coverage ratio (%)	129			129

Cost of risk (%)	2.86			2.49

(1) At constant exchange rate.

(2) Restated balances according to IFRS17 - Insurance contracts.

(3) Excluding repos.

(4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

35

Macro and industry trends

After growing by 3.1% in 2022, economic activity continues to expand at a relatively high pace, mainly due to the dynamism of private consumption, boosted by the performance of the manufacturing industry, and GDP could grow by around 2.4% in 2023, 100 basis points above BBVA Research’s previous forecast. The inflation rate, which closed 2022 at 7.8%, has reached 5.1% in June and could average around 5.5% in 2023, well above the central bank’s target. Official interest rates, currently at 11.25%, are expected to start to be cut from the last quarter of the year, as inflationary pressures continue to ease.

As for the banking system, with data as of the end of May 2023, the volume of outstanding credit to the non-financial private sector increased by 10.6% year-on-year, with a greater boost from the consumer portfolio (+17.9%) followed by mortgages (+11.2%) and companies (+7.6%). The growth of total deposits remained at levels similar to those of recent months, at 6.8% year-on-year in May 2023, where the recomposition towards time deposits continued (+18.4% year-on-year). The system’s NPL ratio remains stable at around 2.41% in May 2023 and capital indicators, for its part, are comfortable.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the first half of 2023 were:

–

Lending activity (performing loans under management) grew by 4.6% between January and June 2023, with a more dynamic growth in the retail portfolio. The wholesale portfolio, which includes large companies and public sector, grew by 1.6% (despite the negative effect of the depreciation of the U.S. dollar against the Mexican peso), highlighting the dynamism of the corporate banking segment, explained in part by the favorable economic evolution and the reduced reliance on international debt markets by companies. For its part, the retail portfolio grew at a rate of 7.1%. Within this segment, loans to SMEs grew by 12.1%, consumer loans by 9.0%, mortgage loans by 4.1%, and credit cards by 7.3%. The portfolio continues to be very balanced in terms of the composition in lending activity, with a relatively equal distribution in lending between wholesale and retail portfolio.

–

Customer deposits under management decreased between January and June 2023 (-3.9%), in an environment of high competition to attract liabilities, which was offset by the growth of mutual funds and other off-balance sheet funds, which increased at a rate of 15.7% between January and June 2023, thanks to the boost in commercial.

The most relevant aspects related to the area’s activity in the second quarter of 2023 were:

–

Lending activity (performing loans under management) recorded a quarterly growth of 2.2%, with growth in both the wholesale and retail portfolios (+0.4% and +3.8%, respectively). During the quarter, the dynamism of the retail segment also stands out as a result of rising real wages and historically low unemployment rates.

–

With regard to the asset quality indicators, the NPL ratio stood at a 2.5% at the end of June 2023, which represents a growth of 13 basis points compared to the previous quarter as a result of new NPL entries in retail portfolios, mainly in mortgages and consumer loans, although it remains below the same period of the previous year. For its part, the NPL coverage ratio stood at 129% at the end of June 2023, with a reduction in the quarter as a result of the increase in the balance of non-performing loans.

–

Customer deposits under management recorded a decrease compared to the previous quarter (-1.2%), due to lower demand balances (-1.8%). For its part, off-balance sheet funds continued to grow at a rate of 5.7%.

Results

In Mexico, BBVA achieved a net attributable profit of €2,614m by the end of the first half of 2023, representing an increase of 30.1% compared to the same period in 2022, mainly as a result of the notable growth in net interest income, thanks to the strong boost of the activity and the improvement in the customer spread.

The most relevant aspects of the year-on-year changes in the income statement at the end of June 2023 are summarized below:

–

Net interest income recorded a significant growth (+26.6%), as a result of strong dynamism of lending activity and an effective price management, with an improvement in customer spreads, in an environment of rising interest rates and strong competition, keeping the cost of deposits very low.

–	Net fees and commissions increased by 21.0% thanks to a higher volume of customer transactions, especially in credit cards, as well as to the income derived from mutual funds management.

–	The contribution from NTI increased (+22.7%) mainly as a result of the good performance of Global Markets, with an significant contribution from the foreign currency operations.

–	The line of other operating income and expenses recorded a growth of 2.5%, partly thanks to the dividends collected in this line, which offset a flat evolution of the insurance business.

–

Operating expenses increased (+17.4%), mainly due to higher personnel expenses for salary adjustment and increase in workforce in a context of strong growth in activity and the increase of general expenses linked to inflation, particularly marketing and technology. Despite the above, the efficiency ratio continued to evolve favorably, with a significant improvement of 190 basis points compared to twelve months earlier.

–

Loan-loss provisions increased (+25.1%), mainly due to the higher provisioning needs of the retail portfolio. For its part, the cumulative cost of risk at the end of June 2023 stood at 2.86%, in line with the one registered at the end of March 2023.

In the quarter, and excluding the exchange rate effects, BBVA Mexico generated net attributable profit of €1,304m, in line with the previous quarter (-0.5%). This result was affected by net interest income, which was slightly lower than the previous quarter, and by higher operating expenses, which were offset by the good performance of net fees and commissions and NTI.

36

Turkey

Highlights

•	The dedollarization of the balance sheet continues

•	Improvement of the NPL ratio and the cost of risk in the quarter

•	Net attributable profit of the second quarter negatively affected by the strong depreciation of the Turkish lira

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CURRENT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

37

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	Δ % (1)	1H22 (2)

Net interest income	980	(15.0)	29.2	1,153

Net fees and commissions	285	(5.6)	43.6	302

Net trading income	394	(0.2)	52.7	395

Other operating income and expenses	(180)	(65.0)	(81.4)	(515)

Gross income	1,480	10.8	n.s.	1,335

Operating expenses	(591)	18.9	75.1	(497)

Personnel expenses	(324)	15.8	74.1	(280)

Other administrative expenses	(206)	34.4	100.7	(153)

Depreciation	(61)	(4.5)	25.0	(64)

Operating income	888	6.0	n.s.	838

Impairment on financial assets not measured at fair value through profit or loss	(55)	(68.2)	(51.4)	(171)

Provisions or reversal of provisions and other results	(47)	37.5	81.5	(34)

Profit (loss) before tax	787	24.3	n.s.	633

Income tax	(170)	(73.1)	(60.2)	(635)

Profit (loss) for the period	617	n.s.	n.s.	(2)

Non-controlling interests	(92)	n.s.	n.s.	61

Net attributable profit (loss)	525	n.s.	n.s.	59

Balance sheets	30-06-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	7,759	28.0	81.6	6,061

Financial assets designated at fair value	4,119	(20.8)	12.3	5,203

Of which: Loans and advances	1	(76.0)	(66.0)	3

Financial assets at amortized cost	52,531	1.8	44.3	51,621

Of which: Loans and advances to customers	35,673	(4.7)	35.1	37,443

Tangible assets	1,165	(4.0)	29.0	1,213

Other assets	1,750	(9.7)	26.2	1,938

Total assets/liabilities and equity	67,324	1.9	44.4	66,036

Financial liabilities held for trading and designated at fair value through profit or loss	2,197	2.7	45.7	2,138

Deposits from central banks and credit institutions	2,346	(18.3)	15.9	2,872

Deposits from customers	50,793	9.6	55.5	46,339

Debt certificates	2,860	(11.6)	25.4	3,236

Other liabilities	1,851	(61.0)	(45.6)	4,741

Regulatory capital allocated	7,277	8.4	53.5	6,711

Relevant business indicators	30-06-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	35,604	(4.3)	35.8	37,191

Non-performing loans	2,056	(20.8)	12.3	2,597

Customer deposits under management (3)	49,520	8.6	54.1	45,592

Off-balance sheet funds (4)	6,800	(2.0)	39.1	6,936

Risk-weighted assets	50,672	(10.0)	27.5	56,275

Efficiency ratio (%)	39.9			33.5

NPL ratio (%)	4.2			5.1

NPL coverage ratio (%)	97			90

Cost of risk (%)	0.23			0.94

(1) At constant exchange rate.

(2) Restated balances according to IFRS17 - Insurance contracts.

(3) Excluding repos.

(4) Includes mutual funds and pension funds.

38

Macro and industry trends

There are incipient signs of changes in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which point to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. In this regard, benchmark interest rates have been raised from 8.5% to 17.5% in July and are expected to continue rising in the coming months with the intention of controlling inflation, which reached 38.2% in June in year-on-year terms, in a context in which the speed of depreciation of the Turkish lira has increased. Economic growth could reach 4.5% in 2023, below the 5.6% expansion recorded in 2022, although well above BBVA Research’s previous forecast (3.0%), largely due to the strong dynamism of economic activity in the first half of the year. Despite the high uncertainty, highly due to doubts about the duration and scale of the current economic policy adjustment process, the most likely scenario is that the pace of GDP growth will moderate going forward, reducing pressures on inflation, which would nevertheless remain at high levels, fueled by fiscal stimulus, exchange rate depreciation and the high inertia of the price revision process, among other factors.

Regarding the Turkish banking system, with data as of May 2023, where the effect of inflation remains clear, the total volume of credit in the system increased by 53.7% year-on-year, in line with the growth of previous months. The credit stock continues to be driven by the acceleration in consumer and credit card lending (+110.9% year-on-year) while corporate lending grew to a lesser extent (+41.8% year-on-year). Total deposits grew less in May than in previous months (+58.4% year-on-year). Growth in Turkish lira deposits remains stable (+126.1%) while dollar deposits grew much more slowly (+8.6%). The dollarization stood at 40% at the end of May 2023 (vs. 59% a year earlier, driven by regulatory measures commissioned last year to encourage the growth of Turkish lira deposits. As for the system’s NPL ratio, it has continued to fall in recent months, and in May it was 1.75% (86 basis points lower than the same month of 2022).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of June 30, 2023 is used, reflecting the considerable depreciation by the Turkish lira in the last year, in particular during the second quarter of 2023, with a negative impact in the accumulated results at the end of June 2023. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.

Activity

The most relevant aspects related to the area’s activity in the first half of 2023 were:

–

Lending activity (performing loans under management) increased by 35.8% between January and June 2023, mainly driven by the growth in Turkish lira loans (+27.6%). This growth was mainly supported by the performance of credit cards and, to a lesser extent, of loans to companies. Foreign currency loans (in U.S. dollars) increased by 5.4%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).

–

Customer deposits (75% of the area’s total liabilities as of June 30, 2023) remained the main source of funding for the balance sheet and increased by 54.1%. Noteworthy is the positive performance of Turkish lira time deposits (+73.3%), which represent a 79.4% of total customer deposits in local currency. Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 10.5%, with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. Thus, as of June 30, 2023, Turkish lira deposits accounted for 59% of total customer deposits in the area. For its part, off-balance sheet funds grew by 39.1%.

The most relevant aspects related to the area’s activity in the second quarter of 2023 were:

–	Lending activity (performing loans under management) increased by 24.1%, mainly driven by the growth in Turkish lira loans (+15.6%), since loans in foreign currency deleveraged.

–

In terms of asset quality, the NPL ratio decreased 12 basis points from that at the end of March 2023 to 4.2% and 89 basis points below the figure for the end of 2022 due to the good performance in the wholesale portfolio, in repayments, which offset the entries into default in the retail portfolio. The NPL coverage ratio recorded a reduction of 136 basis points in the quarter to 97% as of June 30, 2023 due to the release of a provision to a one-time customer.

–

Customer deposits increased by 35.0% mainly thanks to the performance of Turkish lira time deposits (+23.6%) and off-balance sheet funds grew by 23.2%. For its part, balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 2.6%.

Results

Turkey generated a net attributable profit of €525m during the first half of 2023, which compares very positively with the result reached in the first half of 2022, both periods reflecting the impact of the application of hyperinflation accounting. The accumulated result at the end of June 2023 reflects the positive impact of the revaluation for tax purposes of the real estate and other depreciable assets of Garanti BBVA AS which has generated a credit in corporate income tax expense, due to the higher tax base of the assets, amounting to approximately €205m.

In the tax area, after its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, has entered into force in Turkey. Among other aspects, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions is increased to 30% (it was already 25%). This change is applicable to profits generated in tax periods beginning on or after January 1, 2023. The Group does not expect significant impacts from this reform.

39

As mentioned above, the year-on-year comparison of the accumulated income statement at the end of June 2023 at current exchange rate is affected by the strong depreciation of the Turkish lira in the last year. To exclude this effect, the highlights of the first half results at constant exchange rate are summarized below:

–

Net interest income recorded a year-on-year growth of 29.2%, reflecting growth in Turkish lira loan, as well as lower funding costs and higher income from the securities portfolio in Turkish lira. This is partially offset by the decline in the Turkish lira spread.

–	Net fees and commissions increased by 43.6%, favored by the performance in payment systems fees, money transfers, brokerage activity and guarantees and asset management.

–	NTI showed an excellent performance (+52.7%) thanks to the increase in the results of the Global Markets unit, favored by foreign exchange operations and portfolio sales.

–

The other operating income and expenses line showed a balance of €-180m, which compares favorably with the previous year. This line includes among others, the loss in the value of the net monetary position due to the country’s inflation rate, which stood below the loss recorded in the first half of 2022, partially offset by the income derived from inflation-linked bonds (CPI linkers), which were lower in relation to those obtained in the first half of 2022. It is also worth highlighting the improved performance of Garanti BBVA’s subsidiaries, also included in this line.

–

Operating expenses increased by 75.1%, with growth both in personnel, as a result of salary improvements to compensate for the loss of purchasing power of the workforce, and in general expenses, where higher expenses in technology stand out, as well as the institutional donation made by the BBVA Group to help those affected by the earthquake that struck an area in the south of the country last February.

–

Impairment on financial assets decreased by 51.4%, mainly due to strong improvements in credit quality and repayments in the wholesale segments which led to a significant improvement in the accumulated cost of risk as of June 30, 2023 to 0.23% from the 0.88% at the end of June of the previous year.

–	The provisions and other results line closed June 2023 with a higher loss than in the same half of the previous year, mainly due to the update of the provisions for commitments with personnel.

In the second quarter of 2023, the net attributable profit decreased by 10.5% compared to the previous quarter at current exchange rate due to the strong depreciation of the Turkish lira since the end of March (-26% versus the euro). On the other hand, the quarterly inflation rate of the second quarter of the year (6.4%) has been lower than the registered in the previous quarter (12.5%). Thus, the negative adjustment for hyperinflation was significantly smaller.

40

South America

Highlights

•	Growth in lending activity

•	Excellent evolution of the net interest income

•	Higher adjustment for hyperinflation in Argentina

•	Improvement of the efficiency ratio

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +25.8%.	(1) At current exchange rates: -12.2%.

(2) The variation in off-balance sheet funds is affected by the transfer of the pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia to the Public Long-Term Social Security Manager of Bolivia.

41

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	Δ % (1)	1H22 (2)

Net interest income	2,503	35.3	74.8	1,849

Net fees and commissions	411	2.6	25.7	401

Net trading income	268	32.1	59.1	203

Other operating income and expenses	(767)	62.8	80.7	(471)

Gross income	2,415	21.9	60.7	1,982

Operating expenses	(1,083)	17.3	45.6	(923)

Personnel expenses	(505)	13.1	42.7	(447)

Other administrative expenses	(489)	24.1	56.0	(394)

Depreciation	(89)	7.9	16.2	(83)

Operating income	1,332	25.8	75.6	1,059

Impairment on financial assets not measured at fair value through profit or loss	(539)	98.3	134.9	(272)

Provisions or reversal of provisions and other results	(13)	(68.2)	(59.3)	(42)

Profit (loss) before tax	780	4.7	57.0	745

Income tax	(228)	57.8	273.5	(145)

Profit (loss) for the period	552	(8.1)	26.7	601

Non-controlling interests	(185)	1.1	35.5	(183)

Net attributable profit (loss)	367	(12.2)	22.6	418

Balance sheets	30-06-23	Δ %	Δ % (1)	31-12-22 (2)

Cash, cash balances at central banks and other demand deposits	8,238	7.1	9.3	7,695

Financial assets designated at fair value	12,043	12.2	18.8	10,739

Of which: Loans and advances	247	63.3	45.0	152

Financial assets at amortized cost	44,107	9.0	6.3	40,448

Of which: Loans and advances to customers	41,548	8.1	5.0	38,437

Tangible assets	1,105	1.6	4.7	1,088

Other assets	2,048	3.4	1.9	1,981

Total assets/liabilities and equity	67,541	9.0	8.6	61,951

Financial liabilities held for trading and designated at fair value through profit or loss	4,032	43.3	28.7	2,813

Deposits from central banks and credit institutions	5,809	3.6	(1.3)	5,610

Deposits from customers	43,086	7.6	7.6	40,042

Debt certificates	3,211	8.6	5.3	2,956

Other liabilities	5,122	10.1	22.2	4,655

Regulatory capital allocated	6,281	6.9	6.4	5,874

Relevant business indicators	30-06-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (3)	41,498	7.8	4.8	38,484

Non-performing loans	2,086	13.6	8.2	1,835

Customer deposits under management (4)	43,086	7.6	7.6	40,042

Off-balance sheet funds (5)	5,925	(66.6)	(65.3)	17,760

Risk-weighted assets	50,144	7.1	6.4	46,834

Efficiency ratio (%)	44.8			46.3

NPL ratio (%)	4.3			4.1

NPL coverage ratio (%)	95			101

Cost of risk (%)	2.34			1.69

(1) At constant exchange rates.

(2) Restated balances according to IFRS17 - Insurance contracts.

(3) Excluding repos.

(4) Excluding repos and including specific marketable debt securities.

(5) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds in Bolivia as of-31-12-2022.

42

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	1H23	Δ %	Δ % (1)	1H22 (2)	1H23	Δ %	Δ % (1)	1H22 (2)
Argentina	383	109.6	n.s.	183	100	(0.5)	n.s.	101

Colombia	254	(28.8)	(17.4)	357	95	(37.7)	(27.8)	153

Peru	534	25.1	23.0	427	111	(5.4)	(6.9)	117

Other countries (3)	161	74.3	67.0	92	60	29.6	23.9	46

Total	1,332	25.8	75.6	1,059	367	(12.2)	22.6	418

(1) Figures at constant exchange rates.

(2) Restated balances according to IFRS17 - Insurance contracts.

(3) Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	30-06-23	31-12-22	30-06-23	31-12-22	30-06-23	31-12-22
Performing loans and advances to customers under management (1) (2)	3,864	2,593	15,510	14,962	17,437	17,443

Non-performing loans (1)	81	43	757	676	1,089	1,085

Customer deposits under management (1) (3)	7,197	4,715	15,157	14,703	16,848	16,702

Off-balance sheet funds (1) (4)	2,266	1,559	2,188	2,304	1,468	1,496

Risk-weighted assets	7,309	8,089	17,787	15,279	19,396	17,936

Efficiency ratio (%)	52.4	61.3	45.0	40.4	36.6	37.2

NPL ratio (%)	1.9	1.6	4.5	4.2	5.0	4.9

NPL coverage ratio (%)	157	173	97	106	87	91

Cost of risk (%)	4.13	2.61	1.86	1.56	2.33	1.58

(1)	Figures at constant exchange rates.

(2)	Excluding repos.

(3)	Excluding repos and including specific marketable debt securities.

(4)	Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the first half of the year 2023 were:

–

Lending activity (performing loans under management) increased 4.8%, with growth focused on the retail portfolio, which grew more than the wholesale portfolio (7.5% versus 2.2%), mainly favored by the evolution of consumer loans (7.9%), credit cards (+25.1%) and corporate loans (+2.4%).

–

Customer funds under management decreased (-14.2%) compared to the closing balances at the end of 2022, with an increase in time deposits (21.7%) in an environment of rising benchmark rates and, reduction of off-balance sheet funds (-65.3%) due to the transfer of pension funds managed by the Pension Fund Administrator that the BBVA Group maintains in Bolivia the Public Long-Term Social Security Management Company of this country.

The most relevant aspects related to the area’s activity during the second quarter of the year 2023 were:

–

Lending activity (performing loans under management) recorded an increase of 2.2%, thanks to the good performance of the retail portfolio, that continues to benefit from consumer loans (3.0%) and credit cards (13.9%).

–

With regard to asset quality, the NPL ratio stood at 4.3%, an increase of 9 basis points in the quarter at the regional level, generalized in all geographies due to retail entries, except in Peru, where the NPL ratio falls as a consequence of a higher volume of write-offs. The area’s NPL coverage ratio stood at 95%.

–	Customer funds under management decreased (-17.7%) compared to the previous quarter, due to the transfer of pension funds from Bolivia.

South America generated a cumulative net attributable profit of €367m at the end of the first half of the year 2023, which represents a year-on-year increase of +22.6%, thanks to the good performance of recurring income (+65.7%) and the area’s NTI, which offset the increase in expenses, in a highly inflationary environment throughout the region, and the higher provisioning requirements for impairment on financial assets.

With regard to the inflation impact in Argentina, it stood at €-594m at the end of June 2023, above the €-360m accumulated at the end of June 2022, registered in the “Other operating income and expenses” heading of the area’s income statement.

43

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

The unfavorable macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence ahead of the presidential elections scheduled for the last quarter of the year. Likewise, after growing by 5.2% in 2022, GDP is expected to fall by around 3.5% this year, 100 basis points more than previously forecast by BBVA Research (-2.5%), largely due to the impact of the negative weather shock on the production and export of agricultural goods. In this context, its impact on the external and fiscal accounts has contributed to accelerate the exchange rate depreciation and inflation, which in annual terms reached 115.6% in June.

The banking system continues to grow at a steady pace, but driven by high inflation. With data as of April 2023, total lending grew by 88.1% compared to the same month in 2022, favored by both consumer and corporate portfolios, reaching growth of 81.3% and 104.2% year-on-year, respectively. For its part, deposits accelerated their growth compared to previous months, increasing by 114.8% year-on-year according to the data as of the end of April 2023. Finally, the NPL ratio remained stable at 3.1% in April 2023 (49 basis points lower than in the same month in 2022).

Activity and results

–

In the first half of 2023, performing loans under management increased by 49.0%, a figure that is well below inflation, with growth in both the business portfolio (51.5%) and the retail portfolio (+46.9%), highlighting in the latter credit cards (+45.1%) and consumer loans (+46.0%). The NPL ratio stood at 1.9%, which represents an increase of 20 basis points compared to the previous quarter due to higher entries in NPLs in the retail segment, especially credit cards. The NPL coverage ratio stood at 157% due to the increase in the non-performing loans balance mentioned above.

–

Balance sheet funds grew by 52.6% between January and June 2023, with time deposits increasing at a faster rate than demand deposits (+54.3% versus +50.2%). For its part, investment funds also experienced a favorable growth (+45.3%).

–

The cumulative net attributable profit at the end of June 2023 stood at €100m, well above the figure achieved in the first half of 2022, which is mainly explained by the favorable evolution of the net interest income, driven by both volume and price effect;, with an improvement in customer spread, as well as a higher profitability of the securities portfolios. The year-on-year evolution of recurring income and NTI was also favorable and was partially offset by a more negative adjustment for inflation (mainly collected in the other operating income and expenses line), higher expenses both in personnel due to salary revisions, as well as general expenses and impairment of financial assets. The quarterly evolution shows the same dynamics as mentioned for the cumulative income statement.

Colombia

Macro and industry trends

After GDP growth of 7.3% in 2022, economic activity has lost dynamism in the first half of 2023. However, the slowdown recorded in recent months has been lower than expected by BBVA Research, justifying an upward revision of the growth forecast for this year to 1.2% (50 basis points higher than previously expected). In a context of uncertainty regarding public policies, high inflation (12.1% in June) has contributed to the Bank of the Republic raising interest rates to 13.25% in the second quarter of the year. Also, the expected moderation of inflation during the second half of the year (its average would be around 11.7% for the year) would probably allow interest rates to be cut starting in the fourth quarter of 2023.

Total lending growth in the banking sector stood at 12.5% year-on-year in March 2023, and continues to be driven by corporate credit at 14.8% and lending to households, mainly consumer loans, at 11.7% year-on-year. Moreover, total deposits grew by 13.5% year-on-year at March 2023, characterized by a strong shift towards time deposits (up 63.5% year-on-year) and a drop in demand deposits (to -7.7% year-on-year). The system’s NPL ratio has grown in recent months and it has reached to 4.3% in March 2023, 47 basis points above the same month in 2022.

Activity and results

–

Lending activity registered a growth of 3.7% compared to the end of 2022. Both the retail and wholesale portfolio increased (3.7% and 3.6%, respectively), thanks to the performance of consumer loans, credit cards and business loans. In terms of asset quality, the NPL ratio increased in the second quarter of the year (+17 basis points) to 4.5%, originating from retail portfolios, mainly consumer portfolios. For its part, the NPL coverage ratio declined slightly in the quarter to 97%.

–	In the first half of 2023, customer deposits increased by 3.1% thanks to the positive evolution of time deposits (13.6%).

–

The cumulative net attributable profit at the end of the first half of 2023 stood at €95m, that is, 27.8% lower than at the end of the same period of the previous year. The lower contribution from net interest income was affected by the high cost of funds and was partially offset by NTI and net fees and commissions. On the lower part of the income statement, higher operating expenses and higher provisions for impairment of financial assets. In the second quarter of 2023, net interest income and NTI contracted while net fees and commissions increased thanks to the performance of fees for means of payment and securities. On the lower part of the income statement, lower operating expenses and loan-loss provisions increase, although there was a positive tax impact which helped the net attributable profit growth in the quarter to stand at 27.8%.

44

Peru

Macro and industry trends

In a context marked by political instability, and, more recently negative weather shocks, GDP expanded by 2.7% in 2022 and growth could slow to around 1.6% in 2023, according to BBVA Research, a forecast 30 basis points lower than the previous one. Inflation, which reached 6.7% in June, is expected to remain high in 2023 (around 6.5% on average) despite the prospect of gradual moderation. Official interest rates will remain at the current level of 7.75% in the coming months, but are likely to start to be cut from the last quarter of this year.

Total credit in the Peruvian banking system remained flat in April 2023 (0% year-on-year), The performance by portfolios is uneven, with the greatest deceleration continuing to be observed in credit to companies, with a contraction in the loan balance of -5.8% year-on-year. In contrast, the dynamism of consumer loans remains, with the balance growing by 17.1% year-on-year in March 2023, while the mortgage portfolio maintained a stable growth rate of around 5.6% year-on-year. The system’s total deposits remained practically flat (+0.4% year-on-year in April 2023), with a greater shift towards time deposits (+36.7% year-on-year) to the detriment of demand deposits (-12.5% year-on-year). For its part, the system’s NPL ratio remains at similar levels in recent months, at 4.0% in April 2023 (25 basis points higher than in the same month in 2022).

Activity and results

–

Lending activity remained flat compared to the close of December 2022 due to a deleveraging of the corporate portfolio (-3.3%), mainly due to the maturities of the “Reactiva Perú” program and some CIB operations, partially offset by a favorable evolution of consumer loans (+10.8%) and credit cards (+14.5%). In terms of credit quality indicators, the NPL ratio decreased during the quarter to 5.0%, thanks to a high volume of write-offs mitigating the higher volume of entries to doubtful assets. For its part, the NPL coverage ratio decreased to 87%.

–

Customers funds under management increased slightly during the first half of 2023 (+0.6), due to the favorable performance of time deposits (25.0%), supported by the rise in benchmark rates by the central bank, which offset lower balances in demand deposits (-8.9%) and off-balance sheet funds (-1.9%).

–

BBVA Peru’s net attributable profit stood at €111m at the end of June 2023, 6.9% below the figure achieved at the end of the same half of the previous year, despite the good performance of recurring income from the banking business, which grew by 22.5%, and NTI. On the lower part of the income statement, there was an increase in operating expenses (+21.4%) and provisions for impairment of financial assets (+174.4%), mainly due to the worsening of the macroeconomic scenario and greater needs in retail portfolios. In the second quarter of 2023, net interest income increased, favored by the greater dynamism of the retail portfolio, together with an improvement in the customer spread, there was a lower NTI and higher loan-loss provisions, bringing BBVA Peru’s net attributable profit at the end of the second quarter to, excluding the effect of exchange rate fluctuations, €53m, 7.3% lower than in the first quarter.

45

Rest of Business

Highlights

•	Growth in resources the quarter

•	Dynamism in recurring income and NTI

•	NPL ratio and cost of risk remain at low levels

•	Efficiency improvement continues

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +92.0%.	(1) At current exchange rates: +66.0%.

46

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	Δ % (1)	1H22

Net interest income	260	67.5	69.3	155

Net fees and commissions	132	8.9	8.9	122

Net trading income	173	67.3	68.7	103

Other operating income and expenses	0	(90.9)	(90.1)	4

Gross income	565	47.3	48.4	384

Operating expenses	(277)	18.6	19.2	(234)

Personnel expenses	(134)	11.1	11.6	(121)

Other administrative expenses	(131)	28.3	29.1	(102)

Depreciation	(12)	11.4	11.2	(11)

Operating income	288	92.0	94.1	150

Impairment on financial assets not measured at fair value through profit or loss	(23)	n.s.	n.s.	0

Provisions or reversal of provisions and other results	6	(47.8)	(45.7)	12

Profit (loss) before tax	272	67.4	69.7	162

Income tax	(59)	72.7	74.9	(34)

Profit (loss) for the period	212	66.0	68.3	128

Non-controlling interests	—	—	—	—

Net attributable profit (loss)	212	66.0	68.3	128

Balance sheets	30-06-23	Δ %	Δ % (1)	31-12-22

Cash, cash balances at central banks and other demand deposits	5,634	40.3	42.8	4,015

Financial assets designated at fair value	8,646	69.9	72.7	5,090

Of which: Loans and advances	7,882	86.3	89.8	4,230

Financial assets at amortized cost	39,510	(2.3)	(1.8)	40,425

Of which: Loans and advances to customers	36,175	(3.2)	(2.7)	37,375

Inter-area positions	—	—	—	—

Tangible assets	71	(8.6)	(8.5)	78

Other assets	380	10.7	11.8	343

Total assets/liabilities and equity	54,242	8.6	9.4	49,952

Financial liabilities held for trading and designated at fair value through profit or loss	7,805	77.5	80.8	4,397

Deposits from central banks and credit institutions	2,217	(19.2)	(18.6)	2,745

Deposits from customers	10,470	6.5	7.1	9,827

Debt certificates	1,360	(12.9)	(12.4)	1,561

Inter-area positions	27,284	4.7	5.3	26,060

Other liabilities	1,066	5.1	6.1	1,014

Regulatory capital allocated	4,039	(7.1)	(6.6)	4,348

Relevant business indicators	30-06-23	Δ %	Δ % (1)	31-12-22

Performing loans and advances to customers under management (2)	36,162	(3.4)	(2.9)	37,431

Non-performing loans	254	31.9	31.9	192

Customer deposits under management (2)	10,470	6.5	7.1	9,827

Off-balance sheet funds (3)	506	(2.8)	(2.8)	520

Risk-weighted assets	32,728	(6.7)	(6.1)	35,064

Efficiency ratio (%)	49.0			65.0

NPL ratio (%)	0.5			0.4

NPL coverage ratio (%)	96			131

Cost of risk (%)	0.13			0.04

(1) At constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

47

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity between January and June 2023 were:

–

Lending activity (performing loans under management) declined -2.9%, mainly due to the deleveraging of the wholesale business in Asia, which was partially offset by the favorable performance of the New York branch.

–	Customer funds under management grew by 6.6%, thanks to the growth in time deposits in the Asian and New York branches, which comfortably offset the decline in demand deposits.

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity in the second quarter of 2023 were:

–	Lending activity (performing loans under management) remained practically stable (+0.6%) with a strong performance in Europe.

–	Regarding credit risk indicators, the NPL ratio stood at 0.5%, in line with the previous quarter and the coverage ratio decreased to 96%.

–

Customer funds under management grew by 3.6% mainly thanks to the performance of time deposits in the Asian and European branches. For its part, off-balance-sheet customer funds were at similar levels to those of the previous quarter (-0.8%).

Results

Rest of Business achieved a net attributable profit of €212m accumulated at the end of the first half of 2023, 68.3% higher than in the same period of the previous year, thanks to a favorable performance of recurring income, especially the net interest income, and NTI, which offset the increase in expenses in a context of higher inflation and normalization of loan-loss provisions.

The year-on-year evolution of the main lines of the area’s income statement at the end of June 2023 was particularly noteworthy:

–

The net interest income improved 69.3%, as a result of generalized interest rate hikes by central banks in the geographical areas included in this aggregate, as well as the higher volume of loans under management. Particularly noteworthy was the performance in Europe and, to a lesser extent, of the New York branch.

–

Net fees and commissions increased (+8.9%), with a good performance especially in the New York office, BBVA Securities and, to a lesser extent, the CIB business in Asia, which offset lower fees and commissions recorded in Europe.

–

The NTI line grew by 68.7%, supported by the results of the businesses that the Group maintains in the United States. with the New York branch standing out, and, to a lesser extent, by the results in Europe and Asia.

–	Increase in operating expenses of 19.2%, mainly due to higher general and personnel expenses, mainly in Europe and the New York branch.

–	The impairment on financial assets line at the end of June 2023 registered a provision of €23m, mainly originated in Europe.

–	The provisions or reversal of provisions line and other results decreased by 45.7% partly due to lower releases for risks and contingent commitments compared to the same period of the previous year.

–	As a result of the above, the area’s cumulative net attributable profit between January and June 2023 was €212m (+68.3% year-on-year).

In the second quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €121m (+31.9% compared to the previous quarter) thanks to the favorable evolution of the net interest income and NTI, lower requirements of loan-loss provisions and control of operating expenses.

48

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23	Δ %	1H22

Net interest income	(140)	120.0	(64)

Net fees and commissions	(30)	48.9	(20)

Net trading income	(595)	n.s.	(121)

Other operating income and expenses	50	(15.2)	58

Gross income	(716)	n.s.	(147)

Operating expenses	(414)	5.5	(392)

Personnel expenses	(308)	13.3	(272)

Other administrative expenses	(5)	(78.2)	(22)

Depreciation	(101)	2.7	(98)

Operating income	(1,129)	109.7	(539)

Impairment on financial assets not measured at fair value through profit or loss	0	(90.2)	1

Provisions or reversal of provisions and other results	6	14.1	5

Profit (loss) before tax	(1,123)	111.0	(532)

Income tax	39	(86.7)	294

Profit (loss) for the period	(1,084)	n.s.	(238)

Non-controlling interests	13	58.5	8

Net attributable profit (loss)	(1,072)	n.s.	(230)

Balance sheets	30-06-23	Δ %	31-12-22

Cash, cash balances at central banks and other demand deposits	634	(25.9)	856

Financial assets designated at fair value	2,457	2.8	2,390

Of which: Loans and advances	50	n.s.	—

Financial assets at amortized cost	3,515	7.8	3,262

Of which: Loans and advances to customers	250	(9.9)	278

Inter-area positions	—	—	—

Tangible assets	1,746	(6.3)	1,863

Other assets	14,558	1.5	14,349

Total assets/liabilities and equity	22,910	0.8	22,719

Financial liabilities held for trading and designated at fair value through profit or loss	404	273.4	108

Deposits from central banks and credit institutions	694	1.8	682

Deposits from customers	185	(1.1)	187

Debt certificates	(747)	(13.4)	(863)

Inter-area positions	8,218	3.2	7,963

Other liabilities	3,665	(8.6)	4,011

Regulatory capital allocated	(42,077)	5.5	(39,887)

Total equity	52,568	4.1	50,517

Results

The Corporate Center recorded in the first half of the year 2023 a net attributable profit of €-1,072m , compared with €-230m recorded in the same period of the previous year, mainly due to a negative contribution in the NTI line from exchange rate hedges as a result of better than expected currency performance, in particular the Mexican peso.

In the quarterly evolution of this aggregate, it is worth highlighting the recording of Telefónica’s dividend.

49

Other information: Corporate & Investment Banking

Highlights

•	Growth in customer funds

•	Good performance of recurrent revenues and outstanding NTI evolution

•	Improvement in efficiency

•	Growth in net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-22)	GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +31.2%.	(1) At current exchange rates: +38.5%.

50

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H23 (1)	Δ %	Δ % (2)	1H22

Net interest income	1,000	5.8	13.5	945

Net fees and commissions	537	24.0	28.9	433

Net trading income	1,026	64.8	82.8	623

Other operating income and expenses	(41)	160.9	157.2	(16)

Gross income	2,523	27.0	36.9	1,986

Operating expenses	(607)	15.5	19.4	(525)

Personnel expenses	(284)	18.9	21.3	(239)

Other administrative expenses	(271)	15.6	22.5	(234)

Depreciation	(52)	(0.8)	(2.1)	(52)

Operating income	1,916	31.2	43.6	1,461

Impairment on financial assets not measured at fair value through profit or loss	(19)	n.s.	103.1	5

Provisions or reversal of provisions and other results	12	35.6	54.2	9

Profit (loss) before tax	1,909	29.5	43.2	1,475

Income tax	(523)	25.8	38.6	(416)

Profit (loss) for the period	1,386	30.9	45.0	1,059

Non-controlling interests	(154)	(8.9)	25.8	(169)

Net attributable profit (loss)	1,233	38.5	47.9	890

Balance sheets	30-06-23	Δ %	Δ % (2)	31-12-22

Cash, cash balances at central banks and other demand deposits	5,354	(3.1)	(4.0)	5,524

Financial assets designated at fair value	157,133	33.2	31.4	117,958

Of which: Loans and advances	72,812	60.5	60.6	45,360

Financial assets at amortized cost	89,267	(0.2)	0.2	89,440

Of which: Loans and advances to customers	75,870	(1.7)	(1.1)	77,208

Inter-area positions	—	—	—	—

Tangible assets	54	3.5	2.3	52

Other assets	13,755	n.s.	n.s.	862

Total assets/liabilities and equity	265,563	24.2	23.5	213,836

Financial liabilities held for trading and designated at fair value through profit or loss	129,517	31.1	29.7	98,790

Deposits from central banks and credit institutions	27,114	29.2	28.5	20,987

Deposits from customers	55,331	14.8	14.6	48,180

Debt certificates	5,757	8.8	7.4	5,292

Inter-area positions	30,159	17.8	18.9	25,609

Other liabilities	6,565	59.2	47.5	4,124

Regulatory capital allocated	11,121	2.5	5.0	10,855

Relevant business indicators	30-06-23	Δ %	Δ % (2)	31-12-22

Performing loans and advances to customers under management (3)	75,796	(1.9)	(1.3)	77,291

Non-performing loans	785	4.2	33.8	753

Customer deposits under management (3)	48,633	2.9	2.7	47,270

Off-balance sheet funds (4)	4,166	138.0	167.8	1,750

Efficiency ratio (%)	24.0			28.5

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of June 30, 2023 is used.

(2) At constant exchange rates.

(3) Excluding repos.

(4) Includes mutual funds, customer portfolios and other off-balance sheet funds.

51

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of June 30, 2023 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the first half of 2023 were:

–

Lending activity (performing loans under management) was -1.3% lower than at the end of December 2022. By products, the evolution of Investment Banking & Finance is noteworthy, and by geographical areas, in the United States the evolution of corporate loans (Corporate Lending) stands out. The evolution of this line in the rest of the geographies continues to be slower than expected

–	Customer funds grew by (7.9%) between January and June 2023, maintaining the positive trend in price management.

The most relevant aspects related to the area’s activity in the second quarter of 2023 were:

–	Lending activity remained stable -0.2%, highlighting the evolution of Investment Banking & Finance.

–	Customer funds grew by 4.8% mainly due to the performance in Mexico.

Results

CIB generated a net attributable profit of €1,233m in the first half of 2023. These results, which do not include the application of hyperinflation accounting, represent an increase of 47.9% on a year-on-year basis and reflects the contribution of the diversification of products and geographical areas, as well as the progress of the Group’s wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of June 2023 was as follows: 16% Spain, 24% Mexico, 30% Turkey, 14% South America and 16% Rest of Business. By business line, GTB’s contribution was particularly noteworthy, thanks to factoring and confirming campaigns and liability price management, although all lines recorded a positive evolution.

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–

Net interest income was 13.5% higher than in the same period last year, partly thanks to the good year-on-year performance of the business. GTB stands out, which evolved favorably in all geographic areas.

–

Net fees and commissions grew by 28.9%, with positive evolution of all business lines, especially in GTB and Global Markets, benefited from an increase in operations in the primary debt market. By geographical areas, all had a favorable evolution, especially Spain and Mexico.

–

Excellent NTI performance (+82.8%), mainly due to the performance of the Global Markets unit due to revenues generated by foreign currency operations in emerging markets. As for the geographical areas, all except Spain showed growth.

–

The operating expenses increased by 19.4%, driven by higher personnel expenses, partly due to measures taken by the Group to compensate for the loss in purchasing power of the workforce and salary review processes, as well as the increase in the number of employees in the area. On the other hand, general expenses continue to be affected by inflation and higher technology-related expenses. Despite this, the efficiency ratio improved to at 24.0%, which represents an improvement compared to the same period of the previous year.

–	Provisions for impairment on financial assets increased mainly originating in Turkey.

In the second quarter of 2023 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €721m (+40.9% compared to the previous quarter). This performance was mainly due to the good performance of NTI together with recurring income (net interest income and net fees and commissions).

52

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency11 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Consolidated Financial Statements and the consolidated management income statement, for the first half of the year 2022.

The main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the Consolidated Financial Statements, which record the gross impact and its tax effect under the corresponding headings that are applicable to them.

11 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

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CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	1H22		1H22

NET INTEREST INCOME	8,538	—	8,538	Net interest income

Dividend income	76			(*)

Share of profit or loss of entities accounted for using the equity method	15			(*)

Fee and commission income	3,964		3,964	Fees and commissions income

Fee and commission expense	(1,305)		(1,305)	Fees and commissions expenses

	2,659	—	2,659	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	39

Gains (losses) on financial assets and liabilities held for trading, net	11

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(35)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	348

Gains (losses) from hedge accounting, net	16

Exchange differences, net	716

	1,096	—	1,096	Net trading income

Other operating income	297

Other operating expense	(1,803)

Income from insurance and reinsurance contracts	1,343

Expense from insurance and reinsurance contracts	(802)

	(876)	—	(876)	Other operating income and expenses

GROSS INCOME	11,417	—	11,417	Gross income

Administration costs	(4,371)		(5,024)	Operating expenses (**)

Personnel expense	(2,582)	—	(2,582)	Personnel expenses

Other administrative expense	(1,790)	—	(1,790)	Other administrative expenses

Depreciation and amortization	(652)	—	(652)	Depreciation

	6,393	—	6,393	Operating income

Provisions or reversal of provisions	(112)	—	(112)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,441)	—	(1,441)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	4,841	—	4,841

Impairment or reversal of impairment of investments in joint ventures and associates	19

Impairment or reversal of impairment on non-financial assets	—

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(15)

Negative goodwill recognized in profit or loss	—

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(120)

	(116)	134	18	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	4,724	134	4,858	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,650)	67	(1,583)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,074	201	3,275	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	3,074	201	3,275	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(117)	—	(117)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	2,957	201	3,159	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	2,957	—	2,957	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

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Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is defined as the profit (loss) for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022

(Millions of euros)	+	Annualized profit (loss) after tax	8,357	6,763	6,404

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)

	=	Adjusted profit (loss) for the period	8,357	6,965	6,605

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is defined as the net attributable profit (loss) of the Group’s consolidated income statement excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022

(Millions of euros)	+	Annualized net attributable profit (loss)	7,820	6,358	6,169

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)

	=	Adjusted net attributable profit (loss)	7,820	6,559	6,370

ROE

The ROE (return on equity) ratio measures the accounting return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	7,820	6,358	6,169
Denominator (Millions of euros)	+	Average shareholder’s funds	64,979	61,517	59,721
	+	Average accumulated other comprehensive income	(16,572)	(16,055)	(15,197)

	=	ROE	16.2%	14.0%	13.9%

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Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items “Average shareholders’ funds” and “Average accumulated other comprehensive income” are the same and they are calculated in the same way as that explained for ROE.

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	7,820	6,559	6,370

Denominator (Millions of euros)	+	Average shareholder’s funds	64,979	61,517	59,721

	+	Average accumulated other comprehensive income	(16,572)	(16,055)	(15,197)

	=	Adjusted ROE	16.2%	14.4%	14.3%

ROTE

The ROTE (return on tangible equity) ratio measures the accounting return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

    Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	7,820	6,358	6,169

Denominator (Millions of euros)	+	Average shareholder’s funds	64,979	61,517	59,721
	+	Average accumulated other comprehensive income	(16,572)	(16,055)	(15,197)
	-	Average intangible assets	2,201	2,119	2,067

	=	ROTE	16.9%	14.7%	14.5%

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Adjusted net attributable profit (loss)” is the same and is calculated in the same way as explained for adjusted ROE, and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and are calculated in the same way as explained for ROE.

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Average intangible assets are the intangible assets on the Group’s consolidated balance sheet, which include goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders’ funds in the ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

Adjusted ROTE

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	=	Annualized adjusted net attributable profit (loss)	7,820	6,559	6,370

Denominator (Millions of euros)	+	Average shareholder’s funds	64,979	61,517	59,721
	+	Average accumulated other comprehensive income	(16,572)	(16,055)	(15,197)
	-	Average intangible assets	2,201	2,119	2,067

	=	Adjusted ROTE	16.9%	15.1%	15.0%

ROA

The ROA (return on assets) ratio measures the accounting return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period of the Group’s consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022

Numerator (Millions of euros)	Annualized profit (loss) for the period	8,357	6,763	6,404

Denominator (Millions of euros)	Average total assets	736,478	701,093	676,404

=	ROA	1.13%	0.96%	0.95%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated in the same way as explained for average equity in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022

Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	8,357	6,965	6,605

Denominator (Millions of euros)	Average total assets	736,478	701,093	676,404

=	Adjusted ROA	1.13%	0.99%	0.98%

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RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Profit (loss) for the period” is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	Annualized profit (loss) for the period	8,357	6,763	6,404
Denominator (Millions of euros)	Average RWA	347,895	327,998	319,207
	= RORWA	2.40%	2.06%	2.01%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator “Adjusted profit (loss) for the period” is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	Annualized adjusted profit (loss) for the period	8,357	6,965	6,605
Denominator (Millions of euros)	Average RWA	347,895	327,998	319,207

	= Adjusted RORWA	2.40%	2.12%	2.07%

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Earning (loss) per share

The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
(Millions of euros)	+	Net attributable profit (loss)	3,878	6,358	2,957
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	148	313	162
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	3,730	6,045	2,795
Denominator (millions)	+	Average number of shares issued	6,020	6,424	6,645
	-	Average treasury shares of the period	6	9	11
	-	Share buyback program (average)	21	225	296
	=	Earning (loss) per share (euros)	0.62	0.98	0.44

Additionally, for management purposes, earning (loss) per share is presented excluding non-recurring impacts. Specifically, for 2022 periods, the net impact from the purchase of offices in Spain in the second quarter of 2022 is excluded.

Adjusted earning (loss) per share

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	3,730	6,045	2,795
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	(201)	(201)
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	3,730	6,246	2,997
Denominator (millions)	+	Number of shares issued (1)	5,965	6,030	6,030
	-	Average treasury shares of the period	6	9	11
	=	Adjusted earning (loss) per share (euros)	0.63	1.04	0.50

(1) In the period January-June 2022, the number of shares issued takes into account the total redemption of the first share buyback program.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio

			Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	+	Operating expenses	5,938	10,701	5,024
Denominator (Millions of euros)	+	Gross income	14,148	24,743	11,417
	=	Efficiency ratio	42.0%	43.2%	44.0%

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		30-06-23	31-12-22	30-06-22

Numerator (Euros)	∑ Dividends	0.43	0.35	0.31

Denominator (Euros)	Closing price	7.03	5.63	4.33

	= Dividend yield	6.1%	6.2%	7.2%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30-06-23	31-12-22	30-06-22
Numerator (Millions of euros)	+	Shareholders’ funds	65,970	64,535	62,026
	+	Accumulated other comprehensive income	(16,919)	(17,642)	(16,617)
Denominator (Millions of shares)	+	Number of shares issued	5,965	6,030	6,387
	-	Treasury shares	3	5	10
	-	Share buyback program (1)	—	—	357
	=	Book value per share (euros / share)	8.23	7.78	7.54

(1) At the close of June 2022, the shares acquired from the start of the share buyback program to June 30, 2022 are included, taking into account the redemption of shares made and the shares pending from buyback corresponding to the second segment of the second share buyback tranche of the first share buyback program.

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

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Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-06-23	31-12-22	30-06-22
Numerator (Millions of euros)	+	Shareholders’ funds	65,970	64,535	62,026
	+	Accumulated other comprehensive income	(16,919)	(17,642)	(16,617)
	-	Intangible assets	2,284	2,156	2,139
Denominator (Millions of shares)	+	Number of shares issued	5,965	6,030	6,387
	-	Treasury shares	3	5	10
	-	Share buyback program (1)	—	—	357
	=	Tangible book value per share (euros / share)	7.84	7.43	7.19

(1) At the close of June 2022, the shares acquired from the start of the share buyback program to June 30, 2022 are included, taking into account the redemption of shares made and the shares pending from buyback corresponding to the second segment of the second share buyback tranche of the first share buyback program.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

    Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 312 and the following counterparties:

•	other financial entities

•	public sector

•	non-financial institutions

•	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		30-06-23	31-12-22	30-06-22
Numerator (Millions of euros)	NPLs	14,691	14,463	15,501
Denominator (Millions of euros)	Credit Risk	436,174	423,669	413,638

	= Non-Performing Loans (NPLs) ratio	3.4%	3.4%	3.7%

General note: credit risk figures for 2022 periods have been restated according to IFRS17 - Insurance contracts.

12 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

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NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-06-23	31-12-22	30-06-22
Numerator (Millions of euros)	Provisions	11,697	11,764	12,159
Denominator (Millions of euros)	NPLs	14,691	14,463	15,501

	= NPL coverage ratio	80%	81%	78%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

•	other financial entities

•	public sector

•	non-financial institutions

•	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Jun.2023	Jan.-Dec.2022	Jan.-Jun.2022
Numerator (Millions of euros)	Annualized loan-loss provisions	3,880	3,252	2,788
Denominator (Millions of euros)	Average loans to customers (gross)	373,180	356,064	345,484
	= Cost of risk	1.04%	0.91%	0.81%

General note: average loans to customers (gross) figures for 2022 periods have been restated according to IFRS17 - Insurance contracts.

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 28, 2023

By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative